As filed with the Securities and Exchange Commission on November 24, 2004
Registration No. 333-

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form S-3

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Energy Transfer Partners, L.P.

(Exact name of registrant as specified in its charter)

Delaware	73-1493906
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
2838 Woodside Street
Dallas, TX 75204
(918) 492-7272
(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)

Robert A. Burk

Vice President and General Counsel
Energy Transfer Partners, L.P.
2838 Woodside Street
Dallas, TX 75204
(918) 492-7272
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies to:

Thomas P. Mason

Vinson & Elkins L.L.P.
2300 First City Tower
1001 Fannin
Houston, Texas 77002-6760
(713) 758-2222

    Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

    If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.    ☐

    If any of the securities registered on this form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.    ☑

    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

    If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum	Amount of
Title of Each Class of	Amount to be	Offering Price	Aggregate	Registration
Securities to be Registered	Registered	Per Share(2)	Offering Price(2)	Fee(2)

Common Units(1)	15,883,234	$51.18	$812,903,916	$102,994.93

(1)	Includes Common Units owned by La Grange Energy, L.P. that may be sold by La Grange Energy, L.P. or distributed by La Grange Energy, L.P. to the holders of its equity interests and, if distributed by La Grange Energy, L.P. to the holders of its equity interests, the subsequent resale by such holders (or in the case of ETC Holdings, L.P., the distribution by ETC Holdings, L.P. to the holders of its equity interests and the subsequent resale by such holders).

(2)	Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933 based on the average high and low sales prices of the common stock, as reported by the New York Stock Exchange on November 17, 2004.

    The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED NOVEMBER 24, 2004

PROSPECTUS

ENERGY TRANSFER PARTNERS, L.P.

15,883,234 Common Units

Representing Limited Partner Interests

        This prospectus relates to (i) the proposed sale by La Grange Energy, L.P. (“La Grange Energy”) of up to 15,883,234 common units, representing limited partner interests of Energy Transfer Partners, L.P., (ii) to the extent not sold by La Grange Energy, the distribution of all or a portion of such common units by La Grange Energy to the holders of its equity interests, (iii) the distribution of all or a portion of the common units received by each of the holders of equity interests in La Grange that is an entity, including LE GP, LLC, ETC Holdings, L.P. and ET Company, Ltd., to the persons and entities that hold its equity interests and the subsequent distribution by each such holder that is an entity, including ET GP, LLC and ETC Investors, Ltd. to the persons and entities that hold its equity interests, and (iv) the subsequent resale of all or a portion of the common units received by such distributees. La Grange Energy and such distributees of common units are the selling unitholders named in this prospectus. The selling unitholders may sell the common units at various times and in various types of transactions, including sales in the open market, sales in negotiated transactions and sales by a combination of these methods. We will not receive any proceeds from the distribution of the common units from La Grange Energy or ETC Holdings, L.P. to the selling unitholders nor from any sales by the selling unitholders.

      Our common units are traded on the New York Stock Exchange under the symbol “ETP.”

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is November      , 2004

      You should only rely on the information contained or incorporated by reference in this prospectus, any prospectus supplement and the documents we have incorporated by reference. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in this prospectus, any prospectus supplement and the documents we have incorporated by reference is accurate as of any date other than the date on the front of those documents or that any information we have incorporated by reference is accurate as of any date other than the date of the document incorporated by reference. Our business, financial condition, results of operations and prospects may have changed since these dates. We will disclose any material changes in our affairs in an amendment to this prospectus, a prospectus supplement or a future filing with the Securities and Exchange Commission incorporated by reference in this prospectus.

      The following is a list of certain acronyms and terms generally used in the energy industry and throughout this document:

/d	per day
Bbls	barrels
Btu	British thermal unit, an energy measurement
Mcf	thousand cubic feet
MMBtu	million British thermal unit
MMcf	million cubic feet
Bcf	Billion cubic feet
NGL	natural gas liquid, such as propane, butane and natural gasoline

ABOUT THIS PROSPECTUS

      This prospectus is part of a registration statement that we have filed with the Securities and Exchange Commission using a “shelf” registration process. Under this shelf registration process, the selling unitholders may sell from time to time up to 15,883,234 common units as described in this prospectus. This prospectus generally describes Energy Transfer Partners, L.P. and the common units. In connection with any offer or sale of common units by the selling unitholders, we may provide you with a prospectus supplement that adds to, updates or changes information in this prospectus. The information in this prospectus is accurate as of November 24, 2004. Therefore, before you invest in our securities, you should carefully read this prospectus and any prospectus supplement and the additional information described under the heading “Where You Can Find More Information.”

ABOUT ENERGY TRANSFER PARTNERS

      We are a rapidly-growing master limited partnership engaged in the natural gas midstream and transportation business, with operations in Texas, Oklahoma and Louisiana, and in the retail propane marketing business, with operations in 32 states.

      Our midstream and transportation business owns and operates approximately 7,750 miles of natural gas gathering and transportation pipelines, four natural gas processing plants connected to our gathering systems, 13 natural gas treating facilities and two natural gas storage facilities. Our midstream segment focuses on the transportation, gathering, compression, treating, processing and marketing of natural gas, and its operations are currently concentrated in the Austin Chalk trend of southeast Texas, the Anadarko Basin of western Oklahoma, the Permian Basin of west Texas, the Barnett Shale in north Texas and the Bossier Sands in east Texas. Our transportation segment focuses on the transportation of natural gas through the Oasis pipeline, our recently completed Bossier pipeline and our recently acquired natural gas pipeline and storage assets that we refer to as the ET Fuel System. The Oasis pipeline is a 583-mile natural gas pipeline that directly connects the Waha Hub, a major natural gas trading center located in the Permian Basin of west Texas, to the Katy Hub, a major natural gas trading center near Houston, Texas. The Bossier pipeline, which became commercially operational in June 2004, connects natural gas supplies in east Texas to our Katy pipeline. The ET Fuel System, which serves some of the most active drilling areas in the United States, is comprised of approximately 2,000 miles of intrastate natural gas pipeline and related natural gas storage facilities located in Texas. With approximately 460 receipt and/or delivery points, including interconnects with pipelines providing direct access to power plants and interconnects with other intrastate and interstate pipelines, the ET Fuel System is strategically located near high-growth production areas and major markets such as the Waha Hub, the Katy Hub and the Carthage Hub, three major natural gas trading centers located in Texas.

      We are the fourth largest retail propane marketer in the United States, serving more than 650,000 customers from 310 customer service locations. Our propane operations extend from coast to coast, with concentrations in the western, upper midwestern, northeastern and southeastern regions of the United States.

      We were originally formed in conjunction with our initial public offering as Heritage Propane Partners, L.P. in June 1996. In January 2004, we combined the propane operations of Heritage Propane Partners with the natural gas midstream and transportation operations of La Grange Acquisition conducted under the name Energy Transfer Company. We refer to this combination, along with the incurrence of debt and the issuance of our equity securities in connection with that combination, as the Energy Transfer Transactions. In March 2004, we changed our name to Energy Transfer Partners, L.P.

RISK FACTORS

      An investment in our common units involves a high degree of risk. You should carefully consider the following risk factors included below, together with all of the other information included in, or incorporated by reference into, this prospectus in evaluating an investment in our common units. If any of these risks were to occur, our business, financial condition or results of operations could be adversely affected. In that case, the trading price of our common units could decline and you could lose all or part of your investment.

Risks Related to our Business

The profitability of our midstream and transportation business is dependent upon natural gas prices and market demand for natural gas and NGLs, which are beyond our control and have been volatile.

      Our midstream and transportation business is subject to significant risks due to fluctuations in commodity prices. During our fiscal year ended August 31, 2004, we generated approximately 27% of our midstream and transportation gross margin from three types of contractual arrangements under which our margin is exposed to increases and decreases in the price of natural gas and NGLs — discount-to-index, percentage-of-proceeds and keep-whole arrangements.

      For a portion of the natural gas gathered at the Southeast Texas System and the Elk City System, we purchase natural gas from producers at the wellhead at a price that is at a discount to a specified index price and then gather and deliver the natural gas to pipelines where we typically resell the natural gas at the index price. Generally, the gross margins we realize under these discount-to-index arrangements decrease in periods of low natural gas prices because these gross margins are based on a percentage of the index price. Accordingly, a decrease in the price of natural gas could have a material adverse effect on our results of operations.

      For a portion of the natural gas gathered at the Southeast Texas System and the Elk City System, we enter into percentage-of-proceeds arrangements and keep-whole arrangements, pursuant to which we agree to gather and process natural gas received from the producers. Under percentage-of-proceeds arrangements, we generally sell the residue gas and NGLs at market prices and remit to the producers an agreed upon percentage of the proceeds based on an index price. In other cases, instead of remitting cash payments to the producer, we deliver an agreed upon percentage of the residue gas and NGL volumes to the producer and sell the volumes we keep to third parties at market prices. Under these arrangements our revenues and gross margins decline when natural gas prices and NGL prices decrease. Accordingly, a decrease in the price of natural gas or NGLs could have a material adverse effect on our results of operations. Under keep-whole arrangements, we generally sell the NGLs produced from our gathering and processing operations to third parties at market prices. Because the extraction of the NGLs from the natural gas during processing reduces the Btu content of the natural gas, we must either purchase natural gas at market prices for return to producers or make a cash payment to producers equal to the value of this natural gas. Under these arrangements, our revenues and gross margins decrease when the price of natural gas increases relative to the price of NGLs if we are not able to bypass our processing plants and sell the unprocessed natural gas. Accordingly, an increase in the price of natural gas relative to the price of NGLs could have a material adverse effect on our results of operations.

      In the past, the prices of natural gas and NGLs have been extremely volatile, and we expect this volatility to continue. For example, during our fiscal year ended August 31, 2004, the NYMEX settlement price for the prompt month contract ranged from a high of $6.68 per MMBtu to a low of $4.43 per MMBtu. A composite of the Mt. Belvieu average NGLs price based upon our average NGLs composition during our fiscal year ended August 31, 2004 ranged from a high of approximately $0.79 per gallon to a low of approximately $0.48 per gallon.

      Average realized natural gas sales prices for our fiscal year ended August 31, 2004 exceeded our historical realized natural gas prices. For example, our average realized natural gas price increased $0.13, or 2.6%, from $5.03 per MMBtu for the 11 months ended August 31, 2003 to $5.16 per MMBtu for our fiscal year ended August 31, 2004. On November 8, 2004, the NYMEX settlement price for December natural gas deliveries was $7.60 per MMBtu, which was 47% higher than our average natural gas price for our fiscal year ended August 31, 2004. Natural gas prices are subject to significant fluctuations, and there can be no assurance that natural gas prices will remain at the high levels recently experienced.

      Our Oasis Pipeline, Bossier Pipeline and ET Fuel System receive fees for transporting natural gas for our customers. Although a significant amount of the pipeline capacity of the Bossier Pipeline and various pipeline segments of the ET Fuel System is committed under long-term fee-based contracts, the remaining capacity of our transportation pipelines is subject to fluctuation in demand based on the markets and prices for natural gas and NGLs, which factors may result in decisions by natural gas producers to reduce production of natural gas during periods of lower prices for natural gas and NGLs or may result in decisions by end users of natural gas and NGLs to reduce consumption of these fuels during periods of higher prices for these fuels.

      The markets and prices for natural gas and NGLs depend upon factors beyond our control. These factors include demand for oil, natural gas and NGLs, which fluctuate with changes in market and economic conditions, and other factors, including:

•	the impact of weather on the demand for oil and natural gas;

•	the level of domestic oil and natural gas production;

•	the availability of imported oil and natural gas;

•	actions taken by foreign oil and gas producing nations;

•	the availability of local, intrastate and interstate transportation systems;

•	the price, availability and marketing of competitive fuels;

•	the demand for electricity;

•	the impact of energy conservation efforts; and

•	the extent of governmental regulation and taxation.

Our success depends upon our ability to continually contract for new sources of natural gas supply.

      In order to maintain or increase throughput levels on our gathering and transportation pipeline systems and asset utilization rates at our treating and processing plants, we must continually contract for new natural gas supplies and natural gas transportation services. We may not be able to obtain additional contracts for natural gas supplies for our natural gas gathering systems, and we may not be able to maintain or increase the levels of natural gas throughput on our transportation pipeline. The primary factors affecting our ability to connect new supplies of natural gas to our gathering systems include our success in contracting for existing natural gas supplies that are not committed to other systems and the level of drilling activity near our gathering systems or in areas that provide access to our transportation pipelines or markets to which our systems connect. The primary factors affecting our ability to attract customers to our transportation pipelines, including Oasis Pipeline, the Bossier Pipeline or the ET Fuel System, consist of our access to other natural gas pipelines, natural gas markets, natural gas-fired power plants and other industrial end-users and the level of drilling in areas connected to these pipelines and systems.

      Fluctuations in energy prices can greatly affect production rates and investments by third parties in the development of new oil and natural gas reserves. Drilling activity generally decreases as oil and natural gas prices decrease. We have no control over the level of drilling activity in our areas of operations, the amount of reserves underlying the wells and the rate at which production from a well will decline, sometimes referred to as the “decline rate.” In addition, we have no control over producers or their production decisions, which are affected by, among other things, prevailing and projected energy prices, demand for hydrocarbons, the level of reserves, geological considerations, governmental regulation and the availability and cost of capital.

      A substantial portion of our assets, including our gathering systems and our processing and treating plants, are connected to natural gas reserves and wells for which the production will naturally decline over time. In particular, the Southeast Texas System covers portions of the Austin Chalk, Buda, Georgetown, Edwards, Wilcox and other producing formations in southeast Texas, which we collectively refer to as the Austin Chalk trend, and the Elk City System covers portions of the Anadarko basin in western Oklahoma. Both of these natural gas producing regions have generally been characterized by high initial flow rates followed by steep initial declines in production. Accordingly, our cash flows associated with these systems will also decline unless we are able to access new supplies of natural gas by connecting additional production to these systems.

      Our transportation pipelines are also dependent upon natural gas production in areas served by our pipelines or in areas served by other gathering systems or transportation pipelines that connect with our transportation pipelines. A material decrease in natural gas production in our areas of operation or in other areas that are connected to our areas of operation by third party gathering systems or pipelines, as a result of depressed commodity prices or otherwise, would result in a decline in the volume of natural gas we handle, which would reduce our revenues and operating income. In addition, our future growth will depend, in part, upon whether we can contract for additional supplies at a greater rate than the rate of natural decline in our currently connected supplies.

      The volumes of natural gas we transport on our pipelines may be reduced in the event that the prices at which natural gas is purchased and sold at the Waha Hub, the Katy Hub and the Carthage Hub, the three major natural gas trading hubs served by our pipelines, become unfavorable in relation to prices for natural gas at other natural gas trading hubs or in other markets as customers may elect to transport their natural gas to these other hubs or markets using pipelines other than those we operate.

We depend on certain key producers for our supply of natural gas on the Southeast Texas System and the Elk City System, the loss of any of these key producers could adversely affect our financial results.

      For our fiscal year ended August 31, 2004, Anadarko Petroleum Corp. and Chesapeake Energy Corp. supplied us with approximately 41% of the Southeast Texas System’s natural gas supply, and Chesapeake Energy Corp. and Kaiser-Francis Oil Company and its affiliates supplied us with approximately 55% of the Elk City System’s natural gas supply. To the extent that these and other producers may reduce the volumes of natural gas that they supply us, we would be adversely affected unless we were able to acquire comparable supplies of natural gas from other producers.

We depend on key customers to transport natural gas on our Bossier Pipeline and ET Fuel System.

      We have entered into a nine-year fee-based transportation contract with XTO Energy, Inc. pursuant to which XTO Energy has committed to transport approximately 200 MMcf/d on our Bossier Pipeline. We have also entered into an eight-year fee-based transportation contract with TXU Portfolio Management Company, L.P., a subsidiary of TXU Corp., which we refer to as TXU Shipper, to transport a minimum of 115.6 million MMbtu per year, subject to adjustments, of natural gas on the ET Fuel System to TXU’s electric generating power plants. We have also entered into two eight-year natural gas storage contract with TXU Shipper to store natural gas at the two natural gas storage facilities that are part of the ET Fuel System. Each of the contracts with TXU Shipper may be extended by TXU Shipper for two additional five-year terms. The failure of XTO Energy or TXU Shipper to fulfill their contractual obligations under these contracts could have a material adverse effect on our cash flow and results of operations if we were not able to replace these customers under arrangements that provide similar terms as these existing contracts.

Federal, state or local regulatory measures could adversely affect our business.

      As a natural gas gatherer and intrastate pipeline company, we are generally exempt from Federal Energy Regulatory Commission, or FERC, regulation under the Natural Gas Act of 1938, or NGA, but FERC regulation still significantly affects our business and the market for our products. In recent years, FERC has pursued pro-competitive policies in our regulation of interstate natural gas pipelines. However, we cannot assure you that FERC will continue this approach as it considers matters such as pipeline rates and rules and policies that may affect rights of access to natural gas transportation capacity. In addition, the rates, terms and conditions of some of the transportation services we provide on the Oasis Pipeline are subject to FERC regulation under Section 311 of the Natural Gas Policy Act, or NGPA. Under Section 311, rates charged for transportation must be fair and equitable, and amounts collected in excess of fair and equitable rates are subject to refund with interest.

      Our intrastate natural gas transportation pipelines are subject to state regulation in Texas, Oklahoma and Louisiana, the states in which we operate these types of pipelines. Our transportation pipelines located in Texas are subject to regulation as common purchasers and as gas utilities by the Texas Railroad Commission, or TRRC. The TRRC’s jurisdiction extends to both rates and pipeline safety. The rates we charge for transportation services are deemed just and reasonable under Texas law unless challenged in a complaint. Should a complaint be filed or should regulation become more active, our business may be adversely affected.

      Our pipeline operations are also subject to ratable take and common purchaser statutes in Texas, Oklahoma and Louisiana, the states where we operate. Ratable take statutes generally require gatherers to take, without undue discrimination, natural gas production that may be tendered to the gatherer for handling. Similarly, common purchaser statutes generally require gatherers to purchase without undue discrimination as to source of supply or producer. These statutes have the effect of restricting our right as an owner of gathering facilities to decide with whom we contract to purchase or transport natural gas. Federal law leaves any economic regulation of natural gas gathering to the states, and some of the states in which we operate have adopted complaint-based or other limited economic regulation of natural gas gathering activities. States in which we operate that have adopted some form of complaint-based regulation, like Oklahoma and Texas, generally allow natural gas producers and shippers to file complaints with state regulators in an effort to resolve grievances relating to natural gas gathering rates and access. Other state and local regulations also affect our business.

      The states in which we conduct operations administer federal pipeline safety standards under the Pipeline Safety Act of 1968, which requires certain pipelines to comply with safety standards in constructing and operating the pipelines, and subjects pipelines to regular inspections. Certain of our gathering facilities are exempt from the requirements of this Act. In respect to recent pipeline accidents in other parts of the country, Congress and the Department of Transportation have passed or are considering heightened pipeline safety requirements.

      Failure to comply with applicable regulations under the NGA, NGPA, Pipeline Safety Act and certain state laws can result in the imposition of administrative, civil and criminal remedies.

Our business involves hazardous substances and may be adversely affected by environmental regulation.

      Many of the operations and activities of our midstream and transportation business and our propane business are subject to significant federal, state and local environmental laws and regulations. These include, for example, laws and regulations that impose obligations related to air emissions and discharge of wastes from our pipelines, plants and facilities and the cleanup of hazardous substances that may have been released at properties currently or previously owned or operated by us or at locations to which we have sent wastes for disposal. Various governmental authorities have the power to enforce compliance with these regulations and the permits issued under them, and violators are subject to administrative, civil and criminal penalties, including civil fines, injunctions or both. Liability may be incurred without regard to fault for the remediation of contaminated areas. Private parties, including the owners of properties through which our gathering systems pass, may also have the right to pursue legal actions to enforce compliance as well as to seek damages for non-compliance with environmental laws and regulations or for personal injury or property damage.

      There is inherent risk of the incurrence of environmental costs and liabilities in our business due to our handling of natural gas and other petroleum products, air emissions related to our operations, historical industry operations, waste disposal practices and the prior use of natural gas flow meters containing mercury. In addition, the possibility exists that stricter laws, regulations or enforcement policies could significantly increase our compliance costs and the cost of any remediation that may become necessary. We may incur material environmental costs and liabilities. Furthermore, our insurance may not provide sufficient coverage in the event an environmental claim is made against us.

      Our business may be adversely affected by increased costs due to stricter pollution control requirements or liabilities resulting from non-compliance with required operating or other regulatory permits. New environmental regulations might adversely affect our products and activities, including gathering, compression, treating, processing and transportation, as well as waste management and air emissions. Federal and state agencies could also impose additional safety requirements, any of which could affect our profitability.

Our business involves many hazards and operational risks, some of which may not be fully covered by insurance.

      Our midstream and transportation operations are subject to the many hazards inherent in the gathering, compression, treating, processing and transportation of natural gas and NGLs, including:

•	damage to pipelines, related equipment and surrounding properties caused by hurricanes, tornadoes, floods, fires and other natural disasters and acts of terrorism;

•	inadvertent damage from construction and farm equipment;

•	leaks of natural gas, NGLs and other hydrocarbons; and

•	fires and explosions.

      Our midstream and transportation operations are primarily concentrated in Texas, and a natural disaster or other hazard affecting this area could have a material adverse effect on these operations.

      Propane is a flammable, combustible gas, and our propane operations are subject to all operating risks and hazards normally incident to handling, storing and delivering combustible liquids like propane.

      These risks could result in substantial losses due to personal injury and/or loss of life, severe damage to and destruction of property and equipment and pollution or other environmental damage and may result in curtailment or suspension of our related operations. As a result, we have been, and are likely to be, a defendant in various legal proceedings arising in the ordinary course of business. In addition, the occurrence of a serious accident involving propane, whether or not we are involved, may have an adverse effect on the public’s desire to use propane. We are not fully insured against all risks incident to our business. Our insurance may not be adequate to protect us from all material expenses related to potential future claims for personal injury and property damage and we may not be able to continue purchasing such levels of insurance at economical prices. We do not have property insurance on all of our underground pipeline systems that would cover damage to the pipelines. We are not insured against all environmental accidents that might occur, other than those considered to be sudden and accidental. We have minimal business interruption insurance that covers our operations. Under the terms of our general liability and workers compensation policies, claims of up to $1 million are insured. We also have excess liability coverage for claims up to $35 million per occurrence after the payment of a $1 million deductible. If a significant accident or event occurs that is not fully insured, it could adversely affect our operations and financial condition.

Any reduction in the capacity of, or the allocations to, our shippers in interconnecting, third-party pipelines could cause a reduction of volumes transported in our pipelines, which would adversely affect our revenues and cash flow.

      Users of our pipelines are dependent upon connections to and from third-party pipelines to receive and deliver natural gas and NGLs. Any reduction of capacities of these interconnecting pipelines due to testing, line repair, reduced operating pressures, or other causes could result in reduced volumes transported in our pipelines. Similarly, if additional shippers begin transporting volumes of natural gas and NGLs over interconnecting pipelines, the allocations to existing shippers in these pipelines would be reduced, which could also reduce volumes transported in our pipelines. Any reduction in volumes transported in our pipelines would adversely affect our revenues and cash flow.

We encounter competition from other midstream and transportation companies and propane companies.

      We experience competition in all of our markets. Our principal areas of competition include obtaining natural gas supplies for the Southeast Texas System and Elk City System and natural gas transportation customers for the Oasis Pipeline, the Bossier Pipeline and the ET Fuel System. Our competitors include major integrated oil companies, interstate and intrastate pipelines and companies that gather, compress, treat, process, transport and market natural gas. The Oasis Pipeline competes directly with two other major intrastate pipelines that link the Waha Hub and the Houston area, one of which is owned by Duke Energy Field Services, LLC and the other one of which is owned by El Paso Corporation and American Electric Power Service Corporation. The Southeast Texas System competes with natural gas gathering and processing systems owned by Duke Energy Field Services, LLC. The Elk City System competes with natural gas gathering and processing systems owned by Enogex, Inc., Oneok Gas Gathering, L.L.C., CenterPoint Energy Field Services, Inc. and Enbridge Inc., as well as producer owned systems. The Bossier Pipeline competes with other natural gas transportation pipelines that serve the Bossier Sands area in east Texas and the Barnett Shale area of the Fort Worth Basin in north Texas. The ET Fuel System competes with a number of other natural gas pipelines, including interstate and intrastate pipelines that link the Waha Hub and the Dallas/ Ft. Worth area and other pipelines that serve the east central Texas and south Texas markets. Pipelines that we compete with in these areas include those owned by Atmos Energy Corporation, Gulfterra Energy Partners, L.P., and Enbridge, Inc. Many of our competitors have greater financial resources and access to larger natural gas supplies than we do.

      Our propane business competes with a number of large national and regional propane companies, some of whom have greater financial resources than we do, and several thousand small independent propane companies. Because of the relatively low barriers to entry into the retail propane market, there is potential for small independent propane retailers, as well as other companies that may not be engaged in retail propane distribution, to compete with our retail outlets. As a result, we are always subject to the risk of additional competition in the future. Generally, warmer-than-normal weather further intensifies competition. Most of our propane retail branch locations compete with several other marketers or distributors in their service areas. The principal factors influencing competition with other retail propane marketers are:

•	price,

•	reliability and quality of service,

•	responsiveness to customer needs,

•	safety concerns,

•	long-standing customer relationships,

•	the inconvenience of switching tanks and suppliers, and

•	the lack of growth in the industry.

Expanding our business by constructing new pipelines and treating and processing facilities subjects us to risks.

      One of the ways we may grow our business is through the construction of additions to our existing gathering, compression, treating, processing and transportation system. The construction of a new pipeline or the expansion of an existing pipeline, by adding additional horsepower or pump stations or by adding a second pipeline along an existing pipeline, and the construction of new processing or treating facilities, involve numerous regulatory, environmental, political and legal uncertainties beyond our control and require the expenditure of significant amounts of capital that we will be required to finance through borrowings, the issuance of additional equity or from operating cash flow. If we undertake these projects, they may not be completed on schedule or at all or at the budgeted cost. Moreover, our revenues may not increase immediately upon the expenditure of funds on a particular project. For instance, if we build a new pipeline, the construction will occur over an extended period of time, and we will not receive any material increases in revenues until after completion of the project. Moreover, we may construct facilities to capture anticipated future growth in production in a region in which such growth does not materialize. As a result, new facilities may not be able to attract enough throughput to achieve our expected investment return, which could adversely affect our results of operations and financial condition. As a result, the success of a pipeline construction project will likely depend upon the level of natural gas exploration and development drilling activity in the areas proposed to be serviced by the project as well as our ability to obtain commitments from producers in this area to utilize the newly constructed pipelines.

We depend on Koch Hydrocarbons, L.P. to purchase and fractionate the NGLs produced at the Elk City processing plant.

      All of the NGLs produced at the Elk City processing plant are transported by Koch Hydrocarbons and delivered for fractionation to Medway, Oklahoma. There are no other fractionation plants or other NGL markets connected to the Elk City processing plant. As a result, if Koch Hydrocarbons refuses or is unable to transport or fractionate these NGLs, our only alternative in the short term would be to transport NGLs by truck to another fractionation plant or another NGL market, which would likely result in additional costs and adversely affect our ability to market the NGLs.

We are exposed to the credit risk of our customers, and an increase in the nonpayment and nonperformance by our customers could reduce our ability to make distributions to our unitholders.

      Risks of nonpayment and nonperformance by our customers are a major concern in our business. Participants in the energy industry have been subjected to heightened scrutiny from the financial markets in light of recent collapses and failures of other energy companies. We are subject to risks of loss resulting from nonpayment or nonperformance by our customers. Any increase in the nonpayment and nonperformance by our customers could reduce our ability to make distributions to our unitholders.

We may not be able to bypass the La Grange processing plant, which would expose us to the risk of unfavorable processing margins.

      Because of our ownership of the Oasis Pipeline, we can generally elect to bypass the La Grange processing plant when processing margins are unfavorable and instead deliver pipeline-quality gas by blending rich gas from the Southeast Texas System with lean gas transported on the Oasis Pipeline. In some circumstances, such as when we do not have a sufficient amount of lean gas to blend with the volume of rich gas that we receive at the La Grange processing plant, we may have to process the rich gas. If we have to process when processing margins are unfavorable, our results of operations will be adversely affected.

We may not be able to retain existing customers or acquire new customers, which would reduce our revenues and limit our future profitability.

      The renewal or replacement of existing contracts with our customers at rates sufficient to maintain current revenues and cash flows depends on a number of factors beyond our control, including competition from other pipelines, and the price of, and demand for, natural gas in the markets we serve.

      For our fiscal year ended August 31, 2004, approximately 12% of our sales of natural gas were to industrial end-users and utilities. As a consequence of the increase in competition in the industry and volatility of natural gas prices, end-users and utilities are increasingly reluctant to enter into long-term purchase contracts. Many end-users purchase natural gas from more than one natural gas company and have the ability to change providers at any time. Some of these end-users also have the ability to switch between gas and alternate fuels in response to relative price fluctuations in the market. Because there are numerous companies of greatly varying size and financial capacity that compete with us in the marketing of natural gas, we often compete in the end-user and utilities markets primarily on the basis of price. The inability of our management to renew or replace our current contracts as they expire and to respond appropriately to changing market conditions could have a negative effect on our profitability.

Our storage business depends on neighboring pipelines to transport natural gas.

      To obtain natural gas, our storage business depends on the pipelines to which they have access. Many of these pipelines are owned by parties not affiliated with us. Any interruption of service on those pipelines or adverse change in their terms and conditions of service could have a material adverse effect on our ability, and the ability of our customers, to transport natural gas to and from our facilities and a corresponding material adverse effect on our storage revenues. In addition, the rates charged by those interconnected pipelines for transportation to and from our facilities affect the utilization and value of our storage services. Significant changes in the rates charged by those pipelines or the rates charged by other pipelines with which the interconnected pipelines compete could also have a material adverse effect on our storage revenues.

Our pipeline integrity program may impose significant costs and liabilities on us.

      In December 2003, the U.S. Department of Transportation issued a final rule requiring pipeline operators to develop integrity management programs to comprehensively evaluate their pipelines, and take measures to protect pipeline segments located in what the rule refers to as “high consequence areas.” The final rule resulted from the enactment of the Pipeline Safety Improvement Act of 2002. The final rule was effective as of January 14, 2004. Based on the results of our current pipeline integrity testing programs, we estimate that compliance with this final rule for our existing transportation assets will result in capital costs of $0.2 million during 2004 and $4.5 million during 2005 to 2010, as well as operating and maintenance costs of $0.2 million during 2004 and $1.8 million during 2005 to 2010. We are continuing to assess the impact of this final rule on the ET Fuel System and cannot predict any estimated compliance costs for those assets at this time. Integrity testing and assessment of all of these assets will continue, and the potential exists that results of such testing and assessment could cause us to incur even greater capital and operating expenditures for repairs or upgrades deemed necessary to ensure the continued safe and reliable operation of our pipelines.

Since weather conditions may adversely affect demand for propane, our financial condition is vulnerable to warm winters.

      Weather conditions have a significant impact on the demand for propane for both heating and agricultural purposes because many of our customers rely heavily on propane as a heating fuel. Typically, we sell approximately two-thirds of our retail propane volume during the peak-heating season of October through March. Our results of operations can be adversely affected by warmer winter weather which results in lower sales volumes. In addition, to the extent that warm weather or other factors adversely affect our operating and financial results, our access to capital and our acquisition activities may be limited. Variations in weather in one or more of the regions where we operate can significantly affect the total volume of propane that we sell and the profits realized on these sales. Agricultural demand for propane is also affected by weather during the harvest season as poor harvests or dry weather reduce demand for propane used in crop drying.

Sudden and sharp propane price increases that cannot be passed on to customers may adversely affect our profit margins.

      The propane industry is a “margin-based” business in which gross profits depend on the excess of sales prices over supply costs. As a result, our profitability is sensitive to changes in energy prices, and in particular, changes in wholesale prices of propane. When there are sudden and sharp increases in the wholesale cost of propane, we may not be able to pass on these increases to our customers through retail or wholesale prices. Propane is a commodity and the price we pay for it can fluctuate significantly in response to changes in supply or other market conditions over which we have no control. In addition, the timing of cost pass-throughs can significantly affect margins. Sudden and extended wholesale price increases could reduce our gross profits and could, if continued over an extended period of time, reduce demand by encouraging our retail customers to conserve or convert to alternative energy sources.

Our results of operations and our ability to make distributions or pay interest or principal on debt securities could be negatively impacted by price and inventory risk related to our propane business and management of these risks.

      We generally attempt to minimize our cost and inventory risk related to our propane business by purchasing propane on a short-term basis, under supply contracts that typically have a one-year term and at a cost that fluctuates based on the prevailing market prices at major delivery points. In order to help ensure adequate supply sources are available during periods of high demand, we may purchase large volumes of propane during periods of low demand or low price, which generally occur during the summer months, for storage in our facilities, at major storage facilities or for future delivery. This strategy may not be effective in limiting our cost and inventory risks if, for example, market, weather or other conditions prevent or allocate the delivery of physical product during periods of peak demand. If the market price falls below the cost at which we made such purchases, it could adversely affect our profits.

      Some of our propane sales are pursuant to commitments at fixed prices. To mitigate the price risk related to our anticipated sales volumes under the commitments, we may purchase and store physical product and/or enter into fixed price over-the-counter energy commodity forward contracts and options. Generally, over-the-counter energy commodity forward contracts have terms of less than one year. We enter into such contracts and exercise such options at volume levels that we believe are necessary to manage these commitments. The risk management of our inventory and contracts for the future purchase of product could impair our profitability if the customers do not fulfill their obligations.

      We also engage in other trading activities, and may enter into other types of over-the-counter energy commodity forward contracts and options. These trading activities are based on our management’s estimates of future events and prices and are intended to generate a profit. However, if those estimates are incorrect or other market events outside of our control occur, such activities could generate a loss in future periods and potentially impair our profitability.

We are dependent on our principal propane suppliers, which increases the risk of an interruption in supply.

      During fiscal 2004, we purchased approximately 24.9% of our propane from Enterprise Products Operating L.P., approximately 18.8% of our propane from Dynegy Liquids Marketing and Trade and approximately 19% of our propane from MP Energy, the Canadian partnership in which we own a 60% interest. If supplies from these sources were interrupted, the cost of procuring replacement supplies and transporting those supplies from alternative locations might be materially higher and, at least on a short-term basis, margins could be adversely affected. Supply from Canada is subject to the additional risk of disruption associated with foreign trade such as trade restrictions, shipping delays and political, regulatory and economic instability.

      Historically, a substantial portion of the propane we purchase has originated from one of the industry’s major markets located in Mont Belvieu, Texas and has been shipped to us through major common carrier pipelines. Any significant interruption in the service at Mont Belvieu or other major market points, or on the common carrier pipelines we use would adversely affect our ability to obtain propane.

Competition from alternative energy sources may cause us to lose propane customers, thereby reducing our revenues.

      Competition in our propane business from alternative energy sources has been increasing as a result of reduced regulation of many utilities. Propane is generally not competitive with natural gas in areas where natural gas pipelines already exist because natural gas is a less expensive source of energy than propane. The gradual expansion of natural gas distribution systems and the availability of natural gas in many areas that previously depended upon propane could cause us to lose customers, thereby reducing our revenues. Fuel oil also competes with propane and is generally less expensive than propane. In addition, the successful development and increasing usage of alternative energy sources could adversely affect our operations.

If we do not continue to make additional propane acquisitions on economically acceptable terms, our future financial performance will be affected.

      The propane industry is not a growth industry in part because of increased competition from alternative energy sources. In addition, because of long-standing customer relationships that are typical in the retail propane industry, the inconvenience of switching tanks and suppliers, and propane’s higher cost relative to other energy sources, such as natural gas, we may have difficulty in increasing our retail customer base except through acquisitions. Therefore, our ability to grow our propane business will depend primarily upon our ability to acquire other retail propane distributors. Any acquisition may involve one or more of the following risks, including:

•	an increase in our indebtedness, which may affect credit ratings and our ability to make distributions to unitholders;

•	the inability to integrate the operations of the acquired business into our existing operations and make cost-saving changes such that the acquisition will be accretive to earnings and distributions to unitholders;

•	the diversion of management’s attention from other business concerns;

•	the assumption of unknown liabilities and/or the inability or failure of the sellers to indemnify us under the acquisition agreements; and

•	greater-than-expected loss of customers or employees from the acquired business.

Energy efficiency and technological advances may affect the demand for propane and adversely affect our operating results.

      The national trend toward increased conservation and technological advances, including installation of improved insulation and the development of more efficient furnaces and other heating devices, has decreased the demand for propane by retail customers. Stricter conservation measures in the future or technological advances in heating, conservation, energy generation or other devices could adversely affect our operations.

Risks Inherent in an Investment in Us

Cash distributions are not guaranteed and may fluctuate with our performance and other external factors.

      The amount of cash we can distribute on our common units or other partnership securities depends upon the amount of cash we generate from our operations. The amount of cash we generate from our operations will fluctuate from quarter to quarter and will depend upon, among other things:

•	the amount of natural gas transported on the Oasis Pipeline and in our gathering systems;

•	the level of throughput in our processing and treating operations;

•	the fees we charge and the margins we realize for our services;

•	the price of natural gas;

•	the relationship between natural gas and NGL prices;

•	the weather in our operating areas;

•	the cost to us of the propane we buy for resale and the prices we receive for our propane;

•	the level of competition from other propane companies and other energy providers;

•	the level of our operating costs; and

•	prevailing economic conditions.

      In addition, the actual amount of cash available for distribution will also depend on other factors, such as:

•	the level of capital expenditures we make;

•	the cost of acquisitions, if any;

•	our debt service requirements;

•	fluctuations in our working capital needs;

•	our ability to make working capital borrowings under our credit facilities to make distributions;

•	restrictions on distributions contained in our debt agreements; and

•	the amount, if any, of cash reserves established by the general partner in its discretion for the proper conduct of our business.

      Because of all these factors, we cannot guarantee that we will have sufficient available cash to pay a specific level of cash distributions to our unitholders.

      Furthermore, you should be aware that the amount of cash we have available for distribution depends primarily upon our cash flow, including cash flow from financial reserves and working capital borrowings, and is not solely a function of profitability, which will be affected by non-cash items. As a result, we may make cash distributions during periods when we record net losses and may not make cash distributions during periods when we record net income.

We may be unable to successfully integrate the operations of acquired businesses or systems with our operations and to realize all of the anticipated benefits of the acquisition of these operations.

      In June 2004, we completed the acquisition of the midstream natural gas assets of TXU Fuel Company, which we refer to as the ET Fuel System. In November 2004, we completed the acquisition of certain East Texas midstream natural gas assets of Devon Energy Corporation. As part of our business strategy, we expect to continue to make acquisitions of midstream and transportation assets and propane distribution assets.

      The process of combining the operations we acquire could cause an interruption of, or loss of momentum in, the activities of our business and the loss of key personnel. The diversion of management’s attention and any delays or difficulties encountered in connection with the acquisition and the integration of acquired operations could harm our business, results of operations, financial condition or prospects after the acquisitions. Furthermore, the integration of these operations may not result in the realization of the full benefits anticipated to result from these acquisitions.

We may sell additional limited partner interests, diluting existing interests of unitholders.

      Our partnership agreement allows us to issue an unlimited number of additional limited partner interests, including securities senior to the common units, without the approval of the unitholders. The issuance of additional common units or other equity securities will have the following effects:

•	the proportionate ownership interest of our unitholders in us will decrease;

•	the amount of cash available for distribution on each common unit or partnership security may decrease;

•	the relative voting strength of each previously outstanding common unit may be diminished; and

•	the market price of the common units or partnership securities may decline.

Future sales of our units or other limited partner interests in the trading market could reduce the market price of unitholders’ limited partner interests.

      As of the date of this prospectus, La Grange Energy owned 15,883,234 common units, all of which are being registered pursuant to the registration statement of which this prospectus is a part. La Grange Energy intends to sell and/or distribute its common units to the holders of its equity interests, and, in the future, those holders may dispose of some or all of these units. If these holders were to dispose of a substantial portion of these units in the trading markets, it could reduce the market price of our outstanding common units. Our partnership agreement and the registration rights agreement granted to La Grange Energy allows La Grange Energy to cause us to register for sale units held by La Grange Energy and its affiliates. These registration rights allow La Grange Energy and its affiliates to request registration of their common units and to include any of those units in a registration of other securities by us. The ability of those holders to sell common units is subject to restrictions contained in agreements among those holders that are intended to facilitate the orderly sales of common units from time to time by those holders.

Our increased debt level may limit our future financial and operating flexibility.

      As of August 31, 2004, we had approximately $1,116.4 million of consolidated debt outstanding. Our total indebtedness represented 60% of our total book capitalization at August 31, 2004. Our level of indebtedness affects our operations in several ways, including, among other things:

•	a significant portion of our cash flow from operations will be dedicated to the payment of principal and interest on outstanding debt and will not be available for other purposes, including payment of distributions;

•	covenants contained in our existing debt arrangements requires us to meet financial tests that may adversely affect our flexibility in planning for and reacting to changes in our business;

•	our ability to obtain additional financing for working capital, capital expenditures, acquisitions and general partnership purposes may be limited;

•	we may be at a competitive disadvantage relative to similar companies that have less debt; and

•	we may be more vulnerable to adverse economic and industry conditions as a result of our significant debt level.

Our debt agreements may limit our ability to make distributions to unitholders and our financial flexibility.

      We currently maintain credit arrangements that relate to our two primary business segments, the midstream and transportation segment and the propane segment. Our subsidiary Energy Transfer Company maintains the credit arrangements related to the midstream and transportation segment, which we refer to as the Midstream Facilities, which consist of a $725.0 million term loan facility and a $225.0 revolving credit facility. Our subsidiary Heritage Operating maintains the credit arrangements related to our propane segment which consist of senior secured term notes issued to certain insurance company lenders and a $150.0 million bank credit facility consisting of a $75.0 million acquisition facility and a $75.0 million revolving credit facility.

      The Energy Transfer Company credit facility contains restrictive covenants applicable to Energy Transfer Company, including limitations on the level of additional indebtedness, creation of liens and sale of assets. These covenants also require Energy Transfer Company to maintain ratios of (1) consolidated funded indebtedness to consolidated EBITDA (as such terms are defined in the Energy Transfer Company credit facility) of not more than 4.75 to 1 until June 2, 2005 and not more than 4.0 to 1 thereafter, (2) adjusted consolidated funded indebtedness to adjusted consolidated EBITDA (as these terms are defined in the Energy Transfer Company credit facility) of not more than 5.25 to 1 until November 30, 2005 and not more than 5.0 to 1 thereafter, and (3) consolidated EBITDA to consolidated interest expense (as these terms are defined in the Energy Transfer Company credit facility) of not less than 2.75 to 1. The credit facility also provides that Energy Transfer Company may make distributions to us or make other specified payments (each referred to as a “restricted payment”) during each fiscal quarter, if: (a) the amount of such restricted payment, together with all other restricted payments during such quarter, does not exceed available cash (defined in a manner similar to the definition of available cash in our partnership agreement) with respect to the immediately preceding quarter; and (b) no event of default exists before such restricted payment and after giving effect thereto.

      As of August 31, 2004, Heritage Operating had outstanding $208.2 million in senior secured debt with insurance companies and $47.5 million in secured debt under its bank credit facility. This leverage may adversely affect its ability to finance its future operations and its capital needs, limit its ability to pursue acquisitions and other business opportunities and make its results of operations more susceptible to adverse economic conditions. Heritage Operating may in the future incur additional debt to finance acquisitions or for general business purposes, which could result in a significant increase in its leverage. The payment of principal and interest on its debt will reduce the cash available to us to make distributions on our common units. We will not be able to make any distributions to our unitholders if there is or will be an event of default under these debt agreements. The ability of Heritage Operating to make principal and interest payments depends on its future performance, which is subject to many factors, several of which will be outside its control. Heritage Operating has granted liens on substantially all of its personal property (other than vehicles) to secure its existing debt. If an event of default occurs, the secured lenders can foreclose on the collateral.

      The debt agreements of Heritage Operating contain provisions relating to changes in ownership and changes of our general partner. If these provisions are triggered, the outstanding debt under these agreements may become due. If that happens, we cannot guarantee that we would be able to pay the debt. The general partner and its partners are not prohibited from entering into a transaction that would trigger these change-in-ownership provisions. The notes and the bank credit facility also contain restrictive covenants that limit the ability of Heritage Operating to incur additional debt and to engage in certain transactions. The debt agreements contain covenants that require Heritage Operating to maintain ratios of consolidated funded indebtedness to consolidated EBITDA (as these terms are similarly defined in the debt agreements) of not more than 5.25 to 1 until November 30, 2005 and not more than 5.00 to 1 for the bank credit facility and not more than 5.25 to 1 for the note agreements and consolidated EBITDA to consolidated interest expense (as these terms are similarly defined in the debt agreements) of not less than 2.25 to 1. Other covenants also limit the ability of Heritage Operating to incur additional indebtedness, grant liens on its properties or assets, or make loans, advances, investments and engage in transactions with affiliates. These covenants could reduce its ability to capitalize on business opportunities as they arise. Any new indebtedness could be reasonably expected to have similar or greater restrictions.

      Failure to comply with the various restrictive and affirmative covenants of the Energy Transfer Company credit facility or the Heritage Operating bank credit facility and the note agreements could negatively impact our ability to incur additional debt and to pay distributions.

      Our ability to access the capital markets for future offerings may be limited by adverse market conditions resulting from, among other things, general economic conditions, contingencies and uncertainties that are difficult to predict and beyond our control. If we are unable to access the capital markets for future offerings, we might be forced to seek extensions for some of our short-term maturities or to refinance some of our debt obligations through bank credit, as opposed to long-term public or private debt securities or equity securities. The price and terms upon which we might receive such extensions or additional bank credit could be more onerous than those contained in our existing debt agreements. Any such arrangements could, in turn, increase the risk that our leverage may adversely affect our future financial and operating flexibility.

We may not be able to fully execute our growth strategy if we encounter illiquid capital markets or increased competition for qualified assets.

      Our strategy contemplates growth through the development and acquisition of a wide range of midstream, transportation, propane and other energy infrastructure assets while maintaining a strong balance sheet. This strategy includes constructing and acquiring additional assets and businesses to enhance our ability to compete effectively and diversify our asset portfolio, thereby providing more stable cash flow. We regularly consider and enter into discussions regarding, and are currently contemplating, the acquisition of additional assets and businesses, stand alone development projects or other transactions that we believe will present opportunities to realize synergies and increase our market position.

      We may require substantial new capital to finance the future development and acquisition of assets and businesses. Limitations on our access to capital will impair our ability to execute this strategy. Expensive capital will limit our ability to develop or acquire accretive assets. We may not be able to raise the necessary funds on satisfactory terms, if at all.

      Consistent with our acquisition strategy, we are continuously engaged in discussions with potential sellers regarding the possible acquisition of additional assets or businesses. Such acquisition efforts may involve our participation in processes that involve a number of potential buyers, commonly referred to as “auction” processes, as well as situations where we believe we are the only party or one of a very limited number of potential buyers in negotiations with the potential seller. We can give you no assurance that our current or future acquisition efforts will be successful or that any such acquisition will be completed on terms considered favorable to us.

      In addition, we are experiencing increased competition for the assets we purchase or contemplate purchasing. Increased competition for a limited pool of assets could result in us losing to other bidders more often or acquiring assets at higher prices. Either occurrence would limit our ability to fully execute our growth strategy. Our inability to execute our growth strategy may materially adversely impact the market price of our securities.

The general partner is not elected by the unitholders and cannot be removed without its consent.

      Unlike the holders of common stock in a corporation, unitholders have only limited voting rights on matters affecting our business, and therefore limited ability to influence management’s decisions regarding our business. Unitholders did not elect our general partner and will have no right to elect our general partner on an annual or other continuing basis. Although our general partner has a fiduciary duty to manage us in a manner beneficial to Energy Transfer Partners, L.P. and the unitholders, the directors of our general partner and its general partner, U.S. Propane, L.L.C., have a fiduciary duty to manage the general partner and its general partner in a manner beneficial to the owners of those entities.

      Furthermore, if the unitholders are dissatisfied with the performance of our general partner, they will have little ability to remove our general partner. The general partner generally may not be removed except upon the vote of the holders of 66 2/3% of the outstanding units voting together as a single class, including units owned by the general partner and its affiliates. Prior to any sales or distributions pursuant to this prospectus, the owner of our general partner and its affiliates held approximately 35.58% of all the units, with an additional 2.13% of units held by our officers and directors. Consequently, it will be difficult to remove the general partner without the consent of the general partner and our affiliates.

      Furthermore, unitholders’ voting rights are further restricted by the partnership agreement provision providing that any units held by a person that owns 20% or more of any class of units then outstanding, other than the general partner and its affiliates, cannot be voted on any matter.

The control of our general partner may be transferred to a third party without unitholder consent.

      The general partner may transfer its general partner interest to a third party in a merger or in a sale of all or substantially all of its assets without the consent of the unitholders. Furthermore, there is no restriction in the partnership agreement on the ability of the general partner of our general partner from transferring its general partner interest in our general partner to a third party. Any new owner of the general partner would be in a position to replace the officers of the general partner with its own choices and to control the decisions taken by such officers.

Unitholders may be required to sell their units to the general partner at an undesirable time or price.

      If at any time less than 20% of the outstanding units of any class are held by persons other than the general partner and its affiliates, the general partner will have the right to acquire all, but not less than all, of those units at a price no less than their then-current market price. As a consequence, a unitholder may be required to sell his common units at an undesirable time or price. The general partner may assign this purchase right to any of its affiliates or to us.

Cost reimbursements due our general partner may be substantial and reduce our ability to pay the distributions to unitholders.

      Prior to making any distributions on the units, we will reimburse our general partner for all expenses it has incurred on our behalf. In addition, our general partner and its affiliates may provide us with services for which we will be charged reasonable fees as determined by the general partner. The reimbursement of these expenses and the payment of these fees could adversely affect our ability to make distributions to the unitholders. Our general partner has sole discretion to determine the amount of these expenses and fees.

Unitholders may have liability to repay distributions.

      Under certain circumstances unitholders may have to repay us amounts wrongfully returned or distributed to them. Under Delaware law, we may not make a distribution to you if the distribution causes our liabilities to exceed the fair value of our assets. Liabilities to partners on account of their partnership interests and non-recourse liabilities are not counted for purposes of determining whether a distribution is permitted. Delaware law provides that a limited partner who receives such a distribution and knew at the time of the distribution that the distribution violated Delaware law will be liable to the limited partnership for the distribution amount for three years from the distribution date. Under Delaware law, an assignee who becomes a substituted limited partner of a limited partnership is liable for the obligations of the assignor to make contributions to the partnership. However, such an assignee is not obligated for liabilities unknown to him at the time he or she became a limited partner if the liabilities could not be determined from the partnership agreement.

Our partnership agreement limits our general partner’s fiduciary duties to our unitholders and restricts the remedies available to unitholders for actions taken by our general partner that might otherwise constitute breaches of fiduciary duty.

      Our partnership agreement contains provisions that waive or consent to conduct by our general partner and its affiliates that reduce the obligations to which our general partner would otherwise be held by state-law fiduciary duty standards. The following is a summary of the material restrictions contained in our partnership agreement on the fiduciary duties owed by our general partner to the limited partners. Our partnership agreement:

•	permits our general partner to make a number of decisions in its “sole discretion.” This entitles our general partner to consider only the interests and factors that it desires, and it has no duty or obligation to give any consideration to any interest of, or factors affecting, us, our affiliates or any limited partner;

•	provides that our general partner is entitled to make other decisions in its “reasonable discretion”;

•	generally provides that affiliated transactions and resolutions of conflicts of interest not involving a required vote of unitholders must be “fair and reasonable” to us and that, in determining whether a transaction or resolution is “fair and reasonable,” our general partner may consider the interests of all parties involved, including its own. Unless our general partner has acted in bad faith, the action taken by our general partner shall not constitute a breach of its fiduciary duty; and

•	provides that our general partner and its officers and directors will not be liable for monetary damages to us, our limited partners or assignees for errors of judgment or for any acts or omissions if our general partner and those other persons acted in good faith.

      In order to become a limited partner of our partnership, a common unitholder is required to agree to be bound by the provisions in the partnership agreement, including the provisions discussed above.

The general partner’s absolute discretion in determining the level of cash reserves may adversely affect our ability to make cash distributions to our unitholders.

      Our partnership agreement requires the general partner to deduct from operating surplus cash reserves that in its reasonable discretion are necessary to fund our future operating expenditures. In addition, the partnership agreement permits the general partner to reduce available cash by establishing cash reserves for the proper conduct of our business, to comply with applicable law or agreements to which we are a party or to provide funds for future distributions to partners. These cash reserves will affect the amount of cash available for distribution to unitholders.

Our general partner has conflicts of interest and limited fiduciary responsibilities, which may permit our general partner to favor its own interests to the detriment of unitholders.

      Prior to any sales or distributions pursuant to this prospectus, the owner of our general partner and its affiliates directly and indirectly owned an aggregate limited partner interest of approximately 35.58% and our officers and directors owned approximately 2.13% of the limited partner interests in us. Conflicts of interest could arise in the future as a result of relationships between our general partner and its affiliates, on the one hand, and us, on the other hand. As a result of these conflicts our general partner may favor its own interests and those of its affiliates over the interests of the unitholders. The nature of these conflicts includes the following considerations:

•	Remedies available to unitholders for actions that might, without the limitations, constitute breaches of fiduciary duty. Unitholders are deemed to have consented to some actions and conflicts of interest that might otherwise be deemed a breach of fiduciary or other duties under applicable state law.

•	Our general partner is allowed to take into account the interests of parties in addition to us in resolving conflicts of interest, thereby limiting its fiduciary duties to the unitholders.

•	Our general partner’s affiliates are not prohibited from engaging in other businesses or activities, including those in direct competition with us.

•	Our general partner determines the amount and timing of asset purchases and sales, capital expenditures, borrowings and reserves, each of which can affect the amount of cash that is distributed to unitholders.

•	Our general partner determines whether to issue additional units or other equity securities of us.

•	Our general partner determines which costs are reimbursable by us.

•	Our general partner controls the enforcement of obligations owed to us by it.

•	Our general partner decides whether to retain separate counsel, accountants or others to perform services for us.

•	Our general partner is not restricted from causing us to pay it or its affiliates for any services rendered on terms that are fair and reasonable to us or entering into additional contractual arrangements with any of these entities on our behalf.

•	In some instances our general partner may borrow funds in order to permit the payment of distributions, even if the purpose or effect of the borrowing is to make incentive distributions.

Tax Risks

      For a general discussion of the expected federal income tax consequences of owning and disposing of common units, see “Material Tax Considerations.”

The IRS could treat us as a corporation for tax purposes, which would substantially reduce the cash available for distribution to unitholders.

      The anticipated after-tax economic benefit of an investment in our common units depends largely on our being treated as a partnership for federal income tax purposes. We have not requested, and do not plan to request, a ruling from the IRS on this or any other matter affecting us.

      If we were treated as a corporation for federal income tax purposes, we would pay federal income tax on our income at the corporate tax rate, which is currently a maximum of 35% and we would likely pay state taxes as well. Distributions to unitholders would generally be taxed again as corporate distributions, and none of our income, gains, losses or deductions would flow through to unitholders. Because a tax would be imposed upon us as a corporation, our cash available for distribution to unitholders would be substantially reduced. Therefore, our treatment as a corporation would result in a material reduction in the after-tax return to the unitholders, likely causing a substantial reduction in the value of our common units.

      A change in current law or a change in our business could cause us to be treated as a corporation for federal income tax purposes or otherwise subject us to entity-level taxation. In addition, because of widespread state budget deficits, several states are evaluating ways to subject partnerships to entity-level taxation through the imposition of state income, franchise or other forms of taxation. If any state were to impose a tax upon us as an entity, the cash available for distribution to you would be reduced. Our partnership agreement provides that, if a law is enacted or existing law is modified or interpreted in a manner that causes us to be treated as a corporation or otherwise subjects us to entity-level taxation for federal, state or local income tax purposes, then the minimum quarterly distribution and the target distribution levels will be adjusted to reflect that impact on us.

A successful IRS contest of the federal income tax positions we take may adversely affect the market for common units and the costs of any contest will be borne by our unitholders and our general partner.

      We have not requested a ruling from the IRS with respect to any matter affecting us. The IRS may adopt positions that differ from the conclusions of our counsel expressed in this prospectus or from the positions we take. It may be necessary to resort to administrative or court proceedings to sustain our counsel’s conclusions or the positions we take. A court may not concur with some or all of our counsel’s conclusions or the positions we take. Any contest with the IRS may materially and adversely affect the market for our common units and the price at which they trade. In addition, the costs of any contest with the IRS, principally legal, accounting and related fees, will be indirectly borne by our unitholders and our general partner since such costs will reduce the amount of cash available for distribution.

Unitholders may be required to pay taxes on their share of our income even if they do not receive any cash distributions from us.

      Unitholders will be required to pay federal income taxes and, in some cases, state and local income taxes on their share of our taxable income even if they do not receive any cash distributions from us. Unitholders may not receive cash distributions from us equal to their share of our taxable income or even equal to the actual tax liability that results from the taxation of their share of our taxable income.

Only calendar year taxpayers may become partners.

      Only calendar year taxpayers may purchase common units. Any unitholder who is not a calendar year taxpayer will not be admitted to Energy Transfer Partners, L.P. as a partner, will not be entitled to receive distributions or federal income tax allocations from Energy Transfer Partners, L.P. and may only transfer these common units to a purchaser or other transferee.

Tax gain or loss on disposition of common units could be different than expected.

      Unitholders who sell common units will recognize gain or loss equal to the difference between the amount realized and their tax basis in those common units. Prior distributions in excess of the total net taxable income allocated for a common unit that decreased a unitholder’s tax basis in that common unit will, in effect, become taxable income to the unitholder if the common unit is sold at a price greater than the unitholder’s tax basis in that common unit, even if the price is less than his original cost. A substantial portion of the amount the unitholder realizes, whether or not representing gain, will likely be ordinary income to the unitholder. Should the IRS successfully contest some positions we take, a unitholder could recognize more gain on the sale of common units than would be the case under those positions, without the benefit of decreased income in prior years. Also, unitholders who sell common units may incur a tax liability in excess of the amount of cash they receive from the sale.

Tax-exempt entities, regulated investment companies and foreign persons face unique tax issues from owning common units which may result in adverse tax consequences to them.

      Investment in common units by tax-exempt entities, including employee benefit plans and individual retirement accounts (known as IRAs), regulated investment companies (known as mutual funds) and non-U.S. persons raises issues unique to them. For example, virtually all of our income allocated to unitholders who are organizations exempt from federal income tax, may be unrelated business taxable income and will be taxable to them. Recent legislation treats net income derived from the ownership of certain publicly traded partnerships (including us) as qualifying income to a regulated investment company. However, this legislation is only effective for taxable years beginning after October 22, 2004, the date of enactment. For taxable years beginning prior to the date of enactment, very little of our income will be qualifying income to a regulated investment company. Distributions to non-U.S. persons will be reduced by withholding taxes, at the highest applicable rate, and non-U.S. persons will be required to file federal income tax returns and generally pay tax on their share of our taxable income.

Our registration as a “tax shelter” may increase the risk of an IRS audit of us or a unitholder.

      We are registered with the IRS as a “tax shelter.” Our tax shelter registration number is 96234000014. As a result, we may be audited by the IRS and tax adjustments could be made. Any unitholder owning less than a 1% profits interest in us has very limited rights to participate in the income tax audit process. Further, any adjustments in our tax returns will lead to adjustments in the unitholders’

tax returns and may lead to audits of the unitholders’ tax returns and adjustments of items unrelated to us. Unitholders will bear the cost of any expense incurred in connection with an examination of their personal tax returns and will indirectly bear a portion of the cost of an audit of us.

We will treat each purchaser of common units as having the same tax benefits without regard to the units purchased. The IRS may challenge this treatment, which could adversely affect the value of the units.

      Because we cannot match transferors and transferees of common units, we will adopt depreciation and amortization positions that do not conform with all aspects of existing Treasury regulations. A successful IRS challenge to those positions could adversely affect the amount of tax benefits available to you. It also could affect the timing of these tax benefits or the amount of gain from the unitholder’s sale of common units and could have a negative impact on the value of the common units or result in audit adjustments to the unitholder’s tax returns. Please read “Material Tax Considerations — Tax Consequences of Unit Ownership — Section 754 Election” and “— Uniformity of Units.”

Unitholders likely will be subject to state and local taxes in states where they do not live as a result of an investment in the units.

      In addition to federal income taxes, the unitholders may be subject to other taxes, including state and local taxes, unincorporated business taxes and estate, inheritance or intangible taxes that are imposed by the various jurisdictions in which we do business or own property now or in the future, even if they do not live in any of those jurisdictions. We presently conduct business in 32 states. In the future, we may acquire property or do business in other states or in foreign jurisdictions. Unitholders may be required to file state and local income tax returns and pay state and local income taxes in some or all of the jurisdictions. Further, unitholders may be subject to penalties for failure to comply with those requirements. It is the responsibility of each unitholder to file all federal, state and local tax returns. Our counsel has not rendered an opinion on the state or local tax consequences of an investment in us.

FORWARD-LOOKING STATEMENTS

      Some of the information included in this prospectus, any prospectus supplement and the documents we incorporate by reference contain “forward-looking” statements. These statements discuss goals, intentions and expectations as to future trends, plans, events, results of operations or financial condition, or state other information relating to us, based on the current beliefs of our management as well as assumptions made by, and information currently available to, management.

      Statements using words such as “anticipate,” “believe,” “intend,” “project,” “plan,” “continue,” “estimate,” “forecast,” “may,” “will,” or similar expressions help identify forward-looking statements. Although the Partnership believes such forward-looking statements are based on reasonable assumptions and current expectations and projections about future events, no assurance can be given that every objective will be reached.

      Actual results may differ materially from any results projected, forecasted, estimated or expressed in forward-looking statements since many of the factors that determine these results are subject to uncertainties and risks, difficult to predict, and beyond management’s control. Such factors include:

•	the general economic conditions in the United States of America as well as the general economic conditions and currencies in foreign countries;

•	the amount of natural gas transported on our pipelines and gathering systems;

•	the level and throughput in our natural gas processing and treating facilities;

•	the fees we charge and the margins realized for our services;

•	the prices and market demand for, and the relationship between, natural gas and NGLs;

•	energy prices generally;

•	the price of propane to the consumer compared to the price of alternative and competing fuels;

•	the general level of petroleum product demand and the availability and price of propane supplies;

•	the level of domestic oil and natural gas production;

•	the availability of imported oil and natural gas;

•	the ability to obtain adequate supplies of propane for retail sale in the event of an interruption in supply or transportation and the availability of capacity to transport propane to market areas;

•	actions taken by foreign oil and gas producing nations;

•	the political and economic stability of petroleum producing nations;

•	the effect of weather conditions on demand for oil, natural gas and propane;

•	the weather in our operating areas;

•	availability of local, intrastate and interstate transportation systems;

•	the continued ability to find and contract for new sources of natural gas supply;

•	availability and marketing of competitive fuels;

•	the impact of energy conservation efforts;

•	energy efficiencies and technological trends;

•	the extent of governmental regulation and taxation;

•	hazards or operating risks incidental to the transporting, treating and processing of natural gas and NGLs or to the transporting, storing and distributing of propane that may not be fully covered by insurance;

•	the maturity of the propane industry and competition from other propane distributors;

•	competition from other midstream companies;

•	loss of key personnel;

•	loss of key natural gas producers or the providers of fractionation services;

•	reductions in the capacity or allocations of third party pipelines that connect with our pipelines and facilities;

•	the effectiveness of risk-management policies and procedures and the ability of our liquids marketing counterparties to satisfy their financial commitments and the nonpayment or nonperformance by its customers;

•	the availability and cost of capital and our ability to access certain capital sources;

•	changes in laws and regulations to which we are subject, including tax, environmental, transportation and employment regulations;

•	the costs and effects of legal and administrative proceedings;

•	the ability to successfully identify and consummate strategic acquisitions at purchase prices that are accretive to the our financial results; and

•	risks associated with the construction of new pipelines and treating and processing facilities or additions to our existing pipelines and facilities.

      These factors are not necessarily all of the important factors that could cause actual results to differ materially from those expressed in any of our forward-looking statements. Our future results will depend upon various other risks and uncertainties, including, but not limited to, those detailed in our other filings with the SEC. For additional information, please read our other current filings with the SEC under the Exchange Act and the Securities Act. Other unknown or unpredictable factors also could have material adverse effects on our future results. You should not put undue reliance on any future-looking statements. When considering forward-looking statements, please review the risk factors described under “Risk Factors” beginning on page 2 of this prospectus.

USE OF PROCEEDS

      The common units to be offered and sold using this prospectus will be initially distributed by La Grange Energy to the selling unitholders and subsequently will be offered and sold by the selling unitholders. We will not receive any proceeds from the distribution of the common units by La Grange Energy on the sale of common units by the selling unitholders.

DESCRIPTION OF UNITS

      We currently have outstanding common units, class C units and class E units. Set forth below is a description of the relative rights and preferences of holders of these classes of units as specified in our partnership agreement, a copy of which is filed as an exhibit to the registration statement of which this prospectus is a part. For a description of the relative rights and preferences of holders of units and our general partner in and to cash distributions, see “Cash Distribution Policy.” For a general discussion of the expected federal income tax consequences of owning and disposing of common units, see “Material Tax Considerations.” References in this “Description of Units” to “we,” “us” and “our” mean Energy Transfer Partners, L.P.

Common Units

      Our common units are registered under the Securities Exchange Act of 1934 and are listed for trading on the New York Stock Exchange (the “NYSE”). Each holder of a common unit is entitled to one vote per unit on all matters presented to the limited partners for a vote. In addition, if at any time any person or group (other than our general partner and its affiliates) owns beneficially 20% or more of all common units, any common units owned by that person or group may not be voted on any matter and are not considered to be outstanding when sending notices of a meeting of unitholders (unless otherwise required by law), calculating required votes, determining the presence of a quorum or for other similar purposes under our partnership agreement. The common units are entitled to distributions of available cash as described below under “Cash Distribution Policy.”

      As of October 31, 2004, we had 44,639,306 common units outstanding, of which 27,770,891 were held by the public, 15,883,234 are held by our general partner or its affiliates, and 985,181 were held by our officers and directors. As of such date, the common units represent an aggregate 98.0% limited partner interest. Our general partner owns an aggregate 2.0% general partner interest in Energy Transfer Partners, L.P.

Class C Units

      In conjunction with the transaction with U.S. Propane and the change of control of our general partner in August 2000, we issued 1,000,000 newly created class C units to Heritage Holdings in conversion of that portion of its incentive distribution rights that entitled it to receive any distribution attributable to the net amount received by us in connection with the settlement, judgment, award or other final nonappealable resolution of specified litigation filed by us prior to the transaction with U.S. Propane, which we refer to as the “SCANA litigation.” The class C units have a zero initial capital account balance and were distributed by Heritage Holdings to its former stockholders in connection with the transaction with U.S. Propane. Thus, U.S. Propane will not receive any distributions made with respect to the SCANA litigation.

      On October 21, 2004, we announced that Heritage received a favorable jury verdict with respect to the SCANA litigation. The jury found in favor of Heritage on all four claims against SCANA, awarding a total of $48 million in actual and punitive damages. It is expected that the court will render a final judgment by the end of November 2004. SCANA has publicly stated that it plans to appeal any adverse judgment by the court. We cannot predict whether the final judgment will affirm the jury verdict without any modification or whether any appeal of the final judgment by SCANA will be successful. As a result, we cannot yet predict whether we will receive any of the damages award covered by this verdict. All decisions of our general partner relating to the SCANA litigation are determined by a special litigation committee consisting of one or more independent directors of our general partner. As soon as practicable after the time that we receive any final cash payment as a result of the resolution of the SCANA litigation, the special litigation committee will determine the aggregate net amount of these proceeds distributable by us by deducting from the amounts received all costs and expenses incurred by us and our affiliates in connection with the SCANA litigation and any cash reserves necessary or appropriate to provide for operating expenditures. Until the special litigation committee decides to make this distribution, none of the distributable proceeds will be deemed to be “available cash” under our partnership agreement. Please read “Cash Distribution Policy” below for a discussion of available cash.

      When the special litigation committee decides to distribute the distributable proceeds, the amount of the distribution will be deemed to be available cash and will be distributed as described below under “Cash Distribution Policy.” The amount of distributable proceeds that would be distributed to holders of incentive distribution rights will instead be distributed to the holders of the class C units, pro rata. We cannot predict whether we will receive any cash payments as a result of the SCANA litigation and, if so, when these distributions might be received.

      The class C units do not have any rights to share in any of our assets or distributions upon dissolution and liquidation of our partnership, except to the extent that any such distributions consist of proceeds from the SCANA litigation to which the class C unitholders would have otherwise been entitled. The class C units do not have the privilege of conversion into any other unit and do not have any voting rights except to the extent provided by law, in which case the class C units will be entitled to one vote.

      The amount of cash distributions to which the incentive distribution rights are entitled was not increased by the creation of the class C units; rather, the class C units are a mechanism for dividing the incentive distribution rights that Heritage Holdings and its former stockholders would have been entitled to.

Class E Units

      In conjunction with our purchase of the capital stock of Heritage Holdings in January 2004, the 4,426,916 common units held by Heritage Holdings were converted into 4,426,916 class E units. The class E units generally do not have any voting rights. These class E units were entitled to aggregate cash distributions equal to 11.1% of the total amount of cash distributed to all unitholders, including the class E unitholders, up to $2.82 per unit per year. Management plans to leave the class E units in the form described here indefinitely. In the event of our termination and liquidation, the class E units will be allocated 1% of any gain upon liquidation and will be allocated any loss upon liquidation to the same extent as the common units. After the allocation of such amounts, the class E units will be entitled to the balance in their capital accounts, as adjusted for such termination and liquidation. The terms of the class E units were determined in order to provide us with the opportunity to minimize the impact to us of our ownership of Heritage Holdings, including the $57.45 million in deferred tax liabilities of Heritage Holdings that we inherited in connection with our purchase of Heritage Holdings. The class E units are treated as treasury stock for accounting purposes because they are owned by our wholly-owned subsidiary, Heritage Holdings. Due to the ownership of the class E units by this corporate subsidiary, the payment of distributions on the class E units will result in annual tax payments by Heritage Holdings at corporate federal income tax rates, which tax payments will reduce the amount of cash that would otherwise be available for distribution to us, as the owners of Heritage Holdings. Because distributions on the class E units will be available to us as the owner of Heritage Holdings, those funds will be available, after payment of taxes, for our general partnership purposes, including to satisfy working capital requirements, for the repayment of outstanding debt and to make distributions to our unitholders. Because the class E units are not entitled to receive any allocation of our income, gain, loss, deduction or credit that is attributable to our ownership of Heritage Holdings, such amounts will instead be allocated to our general partner in accordance with its respective interest and the remainder to all unitholders other than the holders of class E units pro rata. In the event that our distributions exceed $2.82 per unit annually, all such amounts in excess thereof will be available for distribution to unitholders other than the holders of class E units in proportion to their respective interests.

Issuance of Additional Securities

      Our partnership agreement authorizes us to issue an unlimited number of additional partnership securities and rights to buy partnership securities for the consideration and on the terms and conditions established by our general partner in its sole discretion, without the approval of the unitholders. Any such additional partnership securities may be senior to the common units.

      It is possible that we will fund acquisitions through the issuance of additional common units or other equity securities. Holders of any additional common units we issue will be entitled to share equally with the then-existing holders of common units in our distributions of available cash. In addition, the issuance of additional partnership interests may dilute the value of the interests of the then-existing holders of common units in our net assets.

      In accordance with Delaware law and the provisions of our partnership agreement, we may also issue additional partnership securities that, in the sole discretion of the general partner, have special voting rights to which the common units are not entitled.

      Upon issuance of additional partnership securities, our general partner will be required to make additional capital contributions to the extent necessary to maintain its 2.0% general partner interest in us. Moreover, our general partner will have the right, which it may from time to time assign in whole or in part to any of its affiliates, to purchase common units or other equity securities whenever, and on the same terms that, we issue those securities to persons other than the general partner and its affiliates, to the extent necessary to maintain its percentage interest, including its interest represented by common units, that existed immediately prior to each issuance. The holders of common units will not have preemptive rights to acquire additional common units or other partnership securities.

      The following matters require the approval of the majority of the outstanding common units, including the common units owned by the general partner and its affiliates:

•	a merger of our partnership;

•	a sale or exchange of all or substantially all of our assets;

•	dissolution or reconstitution of our partnership upon dissolution;

•	certain amendments to the partnership agreement;

•	the transfer to another person of our general partner interest before June 30, 2006 or the incentive distribution rights at any time, except for transfers to affiliates of the general partner or transfers in connection with the general partner’s merger or consolidation with or into, or sale of all or substantially all of its assets to, another person; and

•	the withdrawal of the general partner prior to June 30, 2006 in a manner that would cause the dissolution of our partnership.

      The removal of our general partner requires the approval of not less than 66 2/3% of all outstanding units, including units held by our general partner and its affiliates. Any removal is subject to the election of a successor general partner by the holders of a majority of the outstanding common units, including units held by our general partner and its affiliates.

Amendments to Our Partnership Agreement

      Amendments to our partnership agreement may be proposed only by our general partner. Certain amendments require the approval of a majority of the outstanding common units, including common units owned by the general partner and its affiliates. Any amendment that materially and adversely affects the rights or preferences of any class of partnership interests in relation to other classes of partnership interests will require the approval of at least a majority of the class of partnership interests so affected. Our general partner may make amendments to the partnership agreement without unitholder approval to reflect:

•	a change in our name, the location of our principal place of business or our registered agent or office;

•	the admission, substitution, withdrawal or removal of partners;

•	a change to qualify or continue our qualification as a limited partnership or a partnership in which the limited partners have limited liability or to ensure that neither we nor our operating partnership will be treated as an association taxable as a corporation or otherwise taxed as an entity for federal income tax purposes;

•	a change that does not affect our unitholders in any material respect;

•	a change to (i) satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute, (ii) facilitate the trading of common units or comply with any rule, regulation, guideline or requirement of any national securities exchange on which the common units are or will be listed for trading, (iii) that is necessary or advisable in connection with action taken by our general partner with respect to subdivision and combination of our securities or (iv) that is required to effect the intent expressed in our partnership agreement;

•	a change in our fiscal year or taxable year and any changes that are necessary or advisable as a result of a change in our fiscal year or taxable year;

•	an amendment that is necessary to prevent us, or our general partner or its directors, officers, trustees or agents from being subjected to the provisions of the Investment Company Act of 1940, as amended, the Investment Advisors Act of 1940, as amended, or “plan asset” regulations adopted under the Employee Retirement Income Security Act of 1974, as amended;

•	an amendment that is necessary or advisable in connection with the authorization or issuance of any class or series of our securities;

•	any amendment expressly permitted in our partnership agreement to be made by our general partner acting alone;

•	an amendment effected, necessitated or contemplated by a merger agreement approved in accordance with our partnership agreement;

•	an amendment that is necessary or advisable to reflect, account for and deal with appropriately our formation of, or investment in, any corporation, partnership, joint venture, limited liability company or other entity other than our operating partnership, in connection with our conduct of activities permitted by our partnership agreement;

•	a merger or conveyance to effect a change in our legal form; or

•	any other amendment substantially similar to the foregoing.

Withdrawal or Removal of Our General Partner

      Our general partner has agreed not to withdraw voluntarily as our general partner prior to June 30, 2006 without obtaining the approval of the holders of a majority of our outstanding common units, excluding those held by our general partner and its affiliates, and furnishing an opinion of counsel stating that such withdrawal (following the selection of the successor general partner) would not result in the loss of the limited liability of any of our limited partners or of the limited partner of our operating partnership or cause us or our operating partnership to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for federal income tax purposes (to the extent not previously treated as such).

      On or after June 30, 2006, our general partner may withdraw as general partner without first obtaining approval of any unitholder by giving 90 days’ written notice, and that withdrawal will not constitute a violation of our partnership agreement. In addition, our general partner may withdraw without unitholder approval upon 90 days’ notice to our limited partners if at least 50% of our outstanding common units are held or controlled by one person and its affiliates other than our general partner and its affiliates.

      Upon the voluntary withdrawal of our general partner, the holders of a majority of our outstanding common units, excluding the common units held by the withdrawing general partner and its affiliates, may elect a successor to the withdrawing general partner. If a successor is not elected, or is elected but an opinion of counsel regarding limited liability and tax matters cannot be obtained, we will be dissolved, wound up and liquidated, unless within 90 days after that withdrawal, the holders of a majority of our outstanding units, excluding the common units held by the withdrawing general partner and its affiliates, agree to continue our business and to appoint a successor general partner. Our general partner may not be removed unless that removal is approved by the vote of the holders of not less than two-thirds of our outstanding units, including units held by our general partner and its affiliates, and we receive an opinion of counsel regarding limited liability and tax matters. Any removal of this kind is also subject to the approval of a successor general partner by the vote of the holders of the majority of our outstanding common units, including those held by our general partner and its affiliates.

      While our partnership agreement limits the ability of our general partner to withdraw, it allows the general partner interest to be transferred to an affiliate or to a third party in conjunction with a merger or sale of all or substantially all of the assets of our general partner. In addition, our partnership agreement expressly permits the sale, in whole or in part, of the ownership of our general partner. Our general partner may also transfer, in whole or in part, any common units it owns.

Liquidation and Distribution of Proceeds

      Upon our dissolution, unless we are reconstituted and continue as a new limited partnership, the person authorized to wind up our affairs (the liquidator) will, acting with all the powers of our general partner that the liquidator deems necessary or desirable in its good faith judgment, liquidate our assets. The proceeds of the liquidation will be applied as follows:

•	first, towards the payment of all of our creditors and the creation of a reserve for contingent liabilities; and

•	then, to all partners in accordance with the positive balance in their respective capital accounts.

      Under some circumstances and subject to some limitations, the liquidator may defer liquidation or distribution of our assets for a reasonable period of time. If the liquidator determines that a sale would be impractical or would cause a loss to our partners, our general partner may distribute assets in kind to our partners.

Limited Call Right

      If at any time less than 20% of the outstanding common units of any class are held by persons other than our general partner and its affiliates, our general partner will have the right to acquire all, but not less than all, of those common units at a price no less than their then-current market price. As a consequence, a unitholder may be required to sell his common units at an undesirable time or price. Our general partner may assign this purchase right to any of its affiliates or us.

Indemnification

      Under our partnership agreement, in most circumstances, we will indemnify our general partner, its affiliates and their officers and directors to the fullest extent permitted by law, from and against all losses, claims or damages any of them may suffer by reason of their status as general partner, officer or director, as long as the person seeking indemnity acted in good faith and in a manner believed to be in or not opposed to our best interest. Any indemnification under these provisions will only be out of our assets. Our general partner shall not be personally liable for, or have any obligation to contribute or loan funds or assets to us to effectuate any indemnification. We are authorized to purchase insurance against liabilities asserted against and expenses incurred by persons for our activities, regardless of whether we would have the power to indemnify the person against liabilities under our partnership agreement.

Listing

      Our outstanding common units are listed on the NYSE under the symbol “ETP.” Any additional common units we issue also will be listed on the NYSE.

Transfer Agent and Registrar

      The transfer agent and registrar for the common units is American Stock Transfer & Trust Company.

Transfer of Common Units

      Each purchaser of common units offered by this prospectus must execute a transfer application. By executing and delivering a transfer application, the purchaser of common units:

•	becomes the record holder of the common units and is an assignee until admitted into our partnership as a substituted limited partner;

•	automatically requests admission as a substituted limited partner in our partnership;

•	agrees to be bound by the terms and conditions of, and executes, our partnership agreement;

•	represents that such person has the capacity, power and authority to enter into the partnership agreement;

•	grants to our general partner the power of attorney to execute and file documents required for our existence and qualification as a limited partnership, the amendment of the partnership agreement, our dissolution and liquidation, the admission, withdrawal, removal or substitution of partners, the issuance of additional partnership securities and any merger or consolidation of the partnership.

•	makes the consents and waivers contained in the partnership agreement, including the waiver of the fiduciary duties of the general partner to unitholders as described in “Risk Factors — Risks Inherent in an Investment in Us — Our partnership agreement limits our general partner’s fiduciary duties to our unitholders and restricts the remedies available to unitholders for actions taken by our general partner that might otherwise constitute breaches of fiduciary duty.”

      An assignee will become a substituted limited partner of our partnership for the transferred common units upon the consent of our general partner and the recording of the name of the assignee on our books and records. Although the general partner has no current intention of doing so, it may withhold its consent in its sole discretion. An assignee who is not admitted as a limited partner will remain an assignee. An assignee is entitled to an interest equivalent to that of a limited partner for the right to share in allocations and distributions from us, including liquidating distributions. Furthermore, our general partner will vote and exercise other powers attributable to common units owned by an assignee at the written direction of the assignee.

      Transfer applications may be completed, executed and delivered by a purchaser’s broker, agent or nominee. We are entitled to treat the nominee holder of a common unit as the absolute owner. In that case, the beneficial holders’ rights are limited solely to those that it has against the nominee holder as a result of any agreement between the beneficial owner and the nominee holder.

      Common units are securities and are transferable according to the laws governing transfer of securities. In addition to other rights acquired, the purchaser has the right to request admission as a substituted limited partner in our partnership for the purchased common units. A purchaser of common units who does not execute and deliver a transfer application obtains only:

•	the right to assign the common unit to a purchaser or transferee; and

•	the right to transfer the right to seek admission as a substituted limited partner in our partnership for the purchased common units.

      Thus, a purchaser of common units who does not execute and deliver a transfer application:

•	will not receive cash distributions or federal income tax allocations, unless the common units are held in a nominee or “street name” account and the nominee or broker has executed and delivered a transfer application; and

•	may not receive some federal income tax information or reports furnished to record holders of common units.

      Until a common unit has been transferred on our books, we and the transfer agent, notwithstanding any notice to the contrary, may treat the record holder of the unit as the absolute owner for all purposes, except as otherwise required by law or NYSE regulations.

Status as Limited Partner or Assignee

      Except as described under “— Limited Liability,” the common units will be fully paid, and the unitholders will not be required to make additional capital contributions to us.

Limited Liability

      Assuming that a limited partner does not participate in the control of our business within the meaning of the Delaware Revised Uniform Limited Partnership Act (the “Delaware Act”) and that he otherwise acts in conformity with the provisions of our partnership agreement, his liability under the Delaware Act will be limited, subject to possible exceptions, to the amount of capital he is obligated to contribute to us for his common units plus his share of any undistributed profits and assets. If it were determined, however, that the right or exercise of the right by the limited partners as a group:

•	to remove or replace the general partner;

•	to approve some amendments to our partnership agreement; or

•	to take other action under our partnership agreement;

constituted “participation in the control” of our business for the purposes of the Delaware Act, then the limited partners could be held personally liable for our obligations under Delaware law, to the same extent as the general partner. This liability would extend to persons who transact business with us and who reasonably believe that the limited partner is a general partner. Neither our partnership agreement nor the Delaware Act specifically provides for legal recourse against our general partner if a limited partner were to lose limited liability through any fault of the general partner. While this does not mean that a limited partner could not seek legal recourse, we have found no precedent for this type of a claim in Delaware case law.

      Under the Delaware Act, a limited partnership may not make a distribution to a partner if after the distribution all liabilities of the limited partnership, other than liabilities to partners on account of their partnership interests and liabilities for which the recourse of creditors is limited to specific property of our partnership, exceed the fair value of the assets of the limited partnership. For the purpose of determining the fair value of the assets of a limited partnership, the Delaware Act provides that the fair value of property subject to liability for which recourse of creditors is limited shall be included in the assets of the limited partnership only to the extent that the fair value of that property exceeds the nonrecourse liability. The Delaware Act provides that a limited partner who receives a distribution and knew at the time of the distribution that the distribution was in violation of the Delaware Act shall be liable to the limited partnership for the amount of the distribution for three years. Under the Delaware Act, an assignee who becomes a substituted limited partner of a limited partnership is liable for the obligations of his assignor to make contributions to our partnership, except the assignee is not obligated for liabilities unknown to him at the time he became a limited partner and which could not be ascertained from our partnership agreement.

      Our subsidiaries currently conduct business in 32 states: Alabama, Arizona, California, Colorado, Delaware, Florida, Georgia, Idaho, Kentucky, Louisiana, Massachusetts, Michigan, Missouri, Minnesota, Montana, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, Oregon, Pennsylvania, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virginia, Washington and Wyoming. To maintain the limited liability for Heritage Propane Partners, L.P., as the holder of a 98.9899% limited partner interest in Heritage Operating, L.P., we may be required to comply with legal requirements in the jurisdictions in which Heritage Operating, L.P. conducts business, including qualifying our subsidiaries to do business there. Limitations on the liability of limited partners for the obligations of a limited partnership have not been clearly established in many jurisdictions. If it were determined that we were, by virtue of our limited partner interest in Heritage Operating, L.P. or otherwise, conducting business in any state without compliance with the applicable limited partnership statute, or that our right or the exercise of our right to remove or replace Heritage Operating, L.P.’s general partner, to approve some amendments to Heritage Operating, L.P.’s partnership agreement, or to take other action under Heritage Operating, L.P.’s partnership agreement constituted “participation in the control” of Heritage Operating, L.P.’s business for purposes of the statutes of any relevant jurisdiction, then we could be held personally liable for Heritage Operating, L.P.’s obligations under the law of that jurisdiction to the same extent as our general partner under the circumstances. We will operate in a manner as our general partner considers reasonable and necessary or appropriate to preserve our limited liability.

Meetings; Voting

      Except as described below regarding a person or group owning 20% or more of any class of units then outstanding, unitholders or assignees who are record holders of units on the record date will be entitled to notice of, and to vote at, meetings of our limited partners and to act upon matters for which approvals may be solicited. Common units that are owned by an assignee who is a record holder, but who has not yet been admitted as a limited partner, shall be voted by our general partner at the written direction of the record holder. Absent direction of this kind, the common units will not be voted, except that, in the case of common units held by our general partner on behalf of non-citizen assignees, our general partner shall distribute the votes on those common units in the same ratios as the votes of limited partners on other units are cast.

      Our general partner does not anticipate that any meeting of unitholders will be called in the foreseeable future. Any action that is required or permitted to be taken by the unitholders may be taken either at a meeting of the unitholders or without a meeting if consents in writing describing the action so taken are signed by holders of the number of units as would be necessary to authorize or take that action at a meeting. Meetings of the unitholders may be called by our general partner or by unitholders owning at least 20% of the outstanding units of the class for which a meeting is proposed. Unitholders may vote either in person or by proxy at meetings. The holders of a majority of the outstanding units of the class or classes for which a meeting has been called represented in person or by proxy shall constitute a quorum unless any action by the unitholders requires approval by holders of a greater percentage of the units, in which case the quorum shall be the greater percentage.

      Each record holder of a unit has a vote according to his percentage interest in us, although additional limited partner interests having special voting rights could be issued. However, if at any time any person or group, other than our general partner and its affiliates, owns, in the aggregate, beneficial ownership of 20% or more of the common units then outstanding, the person or group will lose voting rights on all of its common units and its common units may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes, determining the presence of a quorum or for other similar purposes. Common units held in nominee or street name account will be voted by the broker or other nominee in accordance with the instruction of the beneficial owner unless the arrangement between the beneficial owner and his nominee provides otherwise.

      Any notice, demand, request, report or proxy material required or permitted to be given or made to record holders of common units under our partnership agreement will be delivered to the record holder by us or by the transfer agent.

Books and Reports

      Our general partner is required to keep appropriate books of our business at our principal offices. The books will be maintained for both tax and financial reporting purposes on an accrual basis. Reporting for tax purposes is done on a calendar year basis.

      We will furnish or make available to record holders of common units, within 75 days after the close of each fiscal year, an annual report containing audited financial statements and a report on those financial statements by our independent public accountants. Except for our fourth quarter, we will also furnish or make available summary financial information within 45 days after the close of each quarter.

      We will furnish each record holder of a unit with information reasonably required for tax reporting purposes within 90 days after the close of each calendar year. This information is expected to be furnished in summary form so that some complex calculations normally required of partners can be avoided. Our ability to furnish this summary information to unitholders will depend on the cooperation of unitholders in supplying us with specific information. Every unitholder will receive information to assist him in determining his federal and state tax liability and filing his federal and state income tax returns, regardless of whether he supplies us with information.

      Our partnership agreement provides that a limited partner can, for a purpose reasonably related to his interest as a limited partner, upon reasonable demand and at his own expense, have furnished to him:

•	a current list of the name and last known address of each partner;

•	a copy of our tax returns;

•	information as to the amount of cash, and a description and statement of the agreed value of any other property or services, contributed or to be contributed by each partner and the date on which each became a partner;

•	copies of our partnership agreement, the certificate of limited partnership of the partnership, related amendments and powers of attorney under which they have been executed;

•	information regarding the status of our business and financial condition; and

•	any other information regarding our affairs as is just and reasonable.

      Our general partner may, and intends to, keep confidential from the limited partners trade secrets or other information the disclosure of which our general partner believes in good faith is not in our best interests or that we are required by law or by agreements with third parties to keep confidential.

CASH DISTRIBUTION POLICY

Distributions of Available Cash

      References in this “Cash Distribution Policy” to “we,” “us” and “our” mean Energy Transfer Partners, L.P.

      General. We will distribute all of our “available cash” to our unitholders and our general partner within 45 days following the end of each fiscal quarter.

      Definition of Available Cash. Available cash is defined in our partnership agreement and generally means, with respect to any calendar quarter, all cash on hand at the end of such quarter:

•	less the amount of cash reserves that are necessary or appropriate in the reasonable discretion of the general partner to:

—	provide for the proper conduct of our business;

—	comply with applicable law or any debt instrument or other agreement (including reserves for future capital expenditures and for our future credit needs); or

—	provide funds for distributions to unitholders and our general partner in respect of any one or more of the next four quarters;

•	plus all cash on hand on the date of determination of available cash for the quarter resulting from working capital borrowings made after the end of the quarter. Working capital borrowings are generally borrowings that are made under our credit facilities and in all cases are used solely for working capital purposes or to pay distributions to partners.

Operating Surplus and Capital Surplus

      General. All cash distributed to unitholders will be characterized as either “operating surplus” or “capital surplus.” We distribute available cash from operating surplus differently than available cash from capital surplus.

      Definition of Operating Surplus. Operating surplus for any period generally means:

•	our cash balance on the closing date of our initial public offering; plus

•	$10.0 million (as described below); plus

•	all of our cash receipts since the closing of our initial public offering, excluding cash from interim capital transactions such as borrowings that are not working capital borrowings, sales of equity and debt securities and sales or other dispositions of assets outside the ordinary course of business; plus

•	working capital borrowings made after the end of a quarter but before the date of determination of operating surplus for the quarter; less

•	all of our operating expenditures after the closing of our initial public offering, including the repayment of working capital borrowings, but not the repayment of other borrowings, and including maintenance capital expenditures; less

•	the amount of cash reserves that the general partner deems necessary or advisable to provide funds for future operating expenditures.

      Definition of Capital Surplus. Generally, capital surplus will be generated only by:

•	borrowings other than working capital borrowings;

•	sales of debt and equity securities; and

•	sales or other disposition of assets for cash, other than inventory, accounts receivable and other current assets sold in the ordinary course of business or as part of normal retirements or replacements of assets.

      Characterization of Cash Distributions. We will treat all available cash distributed as coming from operating surplus until the sum of all available cash distributed since we began operations equals the operating surplus as of the most recent date of determination of available cash. We will treat any amount distributed in excess of operating surplus, regardless of its source, as capital surplus. As reflected above, operating surplus includes $10.0 million in addition to our cash balance on the closing date of our initial public offering, cash receipts from our operations and cash from working capital borrowings. This amount does not reflect actual cash on hand that is available for distribution to our unitholders. Rather, it is a provision that will enable us, if we choose, to distribute as operating surplus up to $10.0 million of cash we receive in the future from non-operating sources, such as asset sales, issuances of securities, and long-term borrowings, that would otherwise be distributed as capital surplus. We have not made, and we anticipate that we will not make, any distributions from capital surplus.

Incentive Distribution Rights

      Incentive distribution rights represent the contractual right to receive an increasing percentage of quarterly distributions of available cash from operating surplus after the minimum quarterly distribution as been paid. Please read “— Distributions of Available Cash from Operating Surplus” below. The general partner owns all of the incentive distribution rights, except that in conjunction with the August 2000 transaction with U.S. Propane, L.P., we issued 1,000,000 class C units to Heritage Holdings, Inc., our general partner at that time, in conversion of that portion of Heritage Holdings, Inc.’s incentive distribution rights that entitled it to receive any distribution made by us of funds attributable to the net amount received by us in connection with the settlement, judgment, award or other final nonappealable resolution of the SCANA litigation. Any amount payable on the class C units in the future will reduce the amount otherwise distributable to holders of incentive distribution rights at the time the distribution of such litigation proceeds is made and will not reduce the amount distributable to holders of common units. No payments to date have been made on the class C units.

Distributions of Available Cash from Operating Surplus

      We will make distributions of available cash from operating surplus for any quarter in the following manner:

•	First, 98% to all common and class E unitholders, in accordance with their percentage interests, and 2% to the general partner, until each common unit has received $0.50 per unit for such quarter (the “minimum quarterly distribution”);

•	Second, 98% to all common and class E unitholders, in accordance with their percentage interests, and 2% to the general partner, until each common unit has received $0.55 per unit for such quarter (the “first target distribution”);

•	Third, 85% to all common and class E unitholders, in accordance with their percentage interests, 13% to the holders of incentive distribution rights, pro rata, and 2% to the general partner, until each common unit has received $0.635 per unit for such quarter (the “second target distribution”);

•	Fourth, 75% to all common and class E unitholders, in accordance with their percentage interests, 23% to the holders of incentive distribution rights, pro rata, and 2% to the general partner, until each common unit has received $0.825 per unit for such quarter (the “third target distribution”); and

•	Fifth, thereafter, 50% to all common and class E unitholders, in accordance with their percentage interests, 48% to the holders of incentive distribution rights, pro rata, and 2% to the general partner.

      Notwithstanding the foregoing, the distributions on each class E unit may not exceed $2.82 per year. Please read “Description of Units” for a discussion of the class C units and the percentage interests in distributions of the different classes of units and “Cash Distribution Policy” for a more detailed description of our cash distribution policy.

Distributions of Available Cash from Capital Surplus

      We will make distributions of available cash from capital surplus, if any, in the following manner:

•	First, 98% to all unitholders, pro rata, and 2% to the general partner, until we distribute for each common unit, an amount of available cash from capital surplus equal to the initial public offering price;

•	Thereafter, we will make all distributions of available cash from capital surplus as if they were from operating surplus.

      Our partnership agreement treats a distribution of capital surplus as the repayment of the initial unit price from the initial public offering, which is a return of capital. The initial public offering price less any distributions of capital surplus per unit is referred to as the “unrecovered capital.” Each time a distribution of capital surplus is made, the minimum quarterly distribution and the target distribution levels will be reduced in the same proportion as the corresponding reduction in the unrecovered capital. Because distributions of capital surplus will reduce the minimum quarterly distribution, after any of these distributions are made, it may be easier for the general partner to receive incentive distributions. However, any distribution of capital surplus before the unrecovered capital is reduced to zero cannot be applied to the payment of the minimum quarterly distribution.

      Once we distribute capital surplus on a unit in an amount equal to the initial unit price, we will reduce the minimum quarterly distribution and the target distribution levels to zero. We will then make all future distributions from operating surplus, with 50% being paid to the holders of units, 48% to the holders of the incentive distribution rights and 2% to the general partner.

Adjustment to the Minimum Quarterly Distribution and Target Distribution Levels

      In addition to adjusting the minimum quarterly distribution and target distribution levels to reflect a distribution of capital surplus, if we combine our units into fewer units or subdivide our units into a greater number of units, we will proportionately adjust:

•	the minimum quarterly distribution;

•	the target distribution levels; and

•	unrecovered capital.

      For example, if a two-for-one split of the common units should occur, the minimum quarterly distribution, the target distribution levels and the unrecovered capital would each be reduced to 50% of its initial level. We will not make any adjustment by reason of the issuance of additional units for cash or property.

      In addition, if legislation is enacted or if existing law is modified or interpreted in a manner that causes us to become taxable as a corporation or otherwise subject to taxation as an entity for federal, state or local income tax purposes, we will reduce the minimum quarterly distribution and the target distribution levels by multiplying the same by one minus the sum of the highest marginal federal corporate income tax rate that could apply and any increase in the effective overall state and local income tax rates.

Distributions of Cash Upon Liquidation

      General. If we dissolve in accordance with our partnership agreement, we will sell or otherwise dispose of our assets in a process called liquidation. We will first apply the proceeds of liquidation to the payment of our creditors. We will distribute any remaining proceeds to the unitholders and the general partner, in accordance with their capital account balances, as adjusted to reflect any gain or loss upon the sale or other disposition of our assets in liquidation.

      Any further net gain recognized upon liquidation will be allocated in a manner that takes into account the incentive distribution rights of the general partner.

      Manner of Adjustments for Gain. The manner of the adjustment for gain is set forth in our partnership agreement in the following manner:

•	First, to the general partner and the holders of units who have negative balances in their capital accounts to the extent of and in proportion to those negative balances;

•	Second, 98% to the common unitholders, pro rata, and 2% to the general partner, until the capital account for each common unit is equal to the sum of:

—	the unrecovered capital; and

—	the amount of the minimum quarterly distribution for the quarter during which our liquidation occurs;

•	Third, 98% to all unitholders, pro rata, and 2% to the general partner, until we allocate under this paragraph an amount per unit equal to:

—	the sum of the excess of the first target distribution per unit over the minimum quarterly distribution per unit for each quarter of our existence; less

—	the cumulative amount per unit of any distributions of available cash from operating surplus in excess of the minimum quarterly distribution per unit that we distributed 98% to the unitholders, pro rata, and 2% to the general partner, for each quarter of our existence;

•	Fourth, 85% to all unitholders, pro rata, 13% to the holders of the incentive distribution rights, pro rata, and 2% to the general partner, until we allocate under this paragraph an amount per unit equal to:

—	the sum of the excess of the second target distribution per unit over the first target distribution per unit for each quarter of our existence; less

—	the cumulative amount per unit of any distributions of available cash from operating surplus in excess of the first target distribution per unit that we distributed 85% to the unitholders, pro rata, 13% to the holders of the incentive distribution rights, pro rata, and 2% to the general partner for each quarter of our existence;

•	Fifth, 75% to all unitholders, pro rata, 23% to the holders of the incentive distribution rights, pro rata, and 2% to the general partner, until we allocate under this paragraph an amount per unit equal to:

—	the sum of the excess of the third target distribution per unit over the second target distribution per unit for each quarter of our existence; less

—	the cumulative amount per unit of any distributions of available cash from operating surplus in excess of the second target distribution per unit that we distributed 75% to the unitholders, pro rata, 23% to the holders of the incentive distribution rights, pro rata, and 2% to the general partner for each quarter of our existence; and

•	Sixth, thereafter, 50% to all unitholders, pro rata, 48% to the holders of the incentive distribution rights, pro rata, and 2% to the general partner.

      Manner of Adjustments for Losses. Upon our liquidation, we will generally allocate any loss to the general partner and the unitholders in the following manner:

•	First, 98% to the holders of common units in proportion to the positive balances in their capital accounts and 2% to the general partner, until the capital accounts of the common unitholders have been reduced to zero; and

•	Second, thereafter, 100% to the general partner.

      Adjustments to Capital Accounts upon the Issuance of Additional Units. We will make adjustments to capital accounts upon the issuance of additional units. In doing so, we will allocate any unrealized and, for tax purposes, unrecognized gain or loss resulting from the adjustments to the unitholders and the general partner in the same manner as we allocate gain or loss upon liquidation. In the event that we make positive adjustments to the capital accounts upon the issuance of additional units, we will allocate any later negative adjustments to the capital accounts resulting from the issuance of additional units or upon our liquidation in a manner which results, to the extent possible, in the general partner’s capital account balances equaling the amount which they would have been if no earlier positive adjustments to the capital accounts had been made.

SELLING UNITHOLDERS

      This prospectus relates to (i) the proposed sale by La Grange Energy of up to 15,883,234 common units, representing limited partner interests of Energy Transfer Partners, L.P., (ii) to the extent not sold by La Grange Energy, the distribution of all or a portion of such common units by La Grange Energy to the persons and entities that hold its equity interests, (iii) the distribution of all or a portion of the common units received by each of the holders of equity interests in La Grange that is an entity, including LE GP, LLC, ETC Holdings, L.P. and ET Company Ltd., to the persons and entities that hold its equity interests, and the subsequent distribution by each such holder that is an entity, including ET GP, LLC, ETC Investors, Ltd., to the persons and entities that hold its equity interests, and (iv) the subsequent resale of all or a portion of the common units received by any of such distributees. La Grange Energy and such distributees of common units are the selling unitholders named in this prospectus.

      The following table sets forth information relating to the selling unitholders’ beneficial ownership of our common units as of the date of this prospectus.

						Number of		Number of
	Nature of Any	Number of		Number of		Common Units		Common Units
	Position, Office	Common Units		Common Units		Available for		Available for
	or Other	Owned at $30		Owned at $70		Resale at $30		Resale at $70
Name of Selling Unitholder	Relationship	Unit(1)		Unit(1)		Unit(1)		Unit(1)

La Grange Energy, L.P.		15,883,234	(1)	15,883,234	(1)	15,883,234	(1)	15,883,234	(1)
Kellen Holdings, LLC	(2)	1,713,081	(3)	1,550,986	(4)	1,713,081	(3)	1,550,986	(4)
Oasis Gas Partners LLC	(2)	1,401,612	(3)	1,268,988	(4)	1,401,612	(3)	1,268,988	(4)
Sowood Commodity Partners Fund, LP	(2)	1,012,275	(3)	916,492	(4)	1,012,275	(3)	916,492	(4)
PH Investments, LLC	(2)	778,673	(3)	704,993	(4)	778,673	(3)	704,993	(4)
Greenhill Capital Partners, LP	(2)	481,896	(3)	436,298	(4)	481,896	(3)	436,298	(4)
Greenhill Capital Partners (Cayman), L.P.	(2)	68,858	(3)	62,343	(4)	68,858	(3)	62,343	(4)
Greenhill Capital Partners (Executives), L.P.	(2)	76,060	(3)	68,863	(4)	76,060	(3)	68,863	(4)
Greenhill Capital, L.P.	(2)	151,859	(3)	137,489	(4)	151,859	(3)	137,489	(4)
WH Energy Investors, L.L.C.	(2)	233,602	(3)	211,498	(4)	233,602	(3)	211,498	(4)
The University of North Carolina at Chapel Hill Foundation Investment Fund, Inc.	(2)	93,441	(3)	84,599	(4)	93,441	(3)	84,599	(4)
Phillips Oil & Gas, Inc.	(2)	38,934	(3)	35,250	(4)	38,934	(3)	35,250	(4)
Rainbow Investments Company	(2)	23,360	(3)	21,150	(4)	23,360	(3)	21,150	(4)
Lon C. Kile	(2)(5)	143,854	(6)	137,357	(6)	143,854	(6)	137,357	(6)
ETC Holdings, L.P.	(2)	8,835,474	(3)	9,427,677	(4)	8,835,474	(3)	9,427,677	(4)
Dean Fuller	(2)	157,830	(3)	157,830	(4)	157,830	(3)	157,830	(4)
Mike Williams	(2)	78,915	(3)	78,915	(4)	78,915	(3)	78,915	(3)
Mackie McCrea	(5)(9)	134,664	(3)	121,922	(4)	134,664	(3)	121,922	(4)

						Number of		Number of
	Nature of Any	Number of		Number of		Common Units		Common Units
	Position, Office	Common Units		Common Units		Available for		Available for
	or Other	Owned at $30		Owned at $70		Resale at $30		Resale at $70
Name of Selling Unitholder	Relationship	Unit(1)		Unit(1)		Unit(1)		Unit(1)

Roger Smith	(5)	134,664	(3)	121,922	(4)	134,664	(3)	121,922	(4)
Bill Williams	(5)	134,663	(3)	121,921	(4)	134,663	(3)	121,921	(4)
John Nolan	(5)	75,524	(3)	68,377	(4)	75,524	(3)	68,377	(3)
John Daigh	(2)(9)	39,458	(3)	39,458	(4)	39,458	(3)	39,458	(4)
Ray C. Davis	(5)(7)(8)(9)	2,280,094	(10)	2,805,151	(10)	2,280,094	(10)	2,805,151	(10)
Kelcy L. Warren	(5)(7)(8)(9)	2,280,094	(10)	2,805,151	(10)	2,280,094	(10)	2,805,151	(10)
MHT Properties, Ltd.	(5)	26,006	(10)	23,192	(10)	26,006	(10)	23,192	(10)
P. Brian Smith	(5)	52,011	(10)	46,385	(10)	52,011	(10)	46,385	(10)
Natural Gas Partners VI, L.P.	(5)(7)	3,593,149	(10)	3,205,326	(10)	3,593,149	(10)	3,205,326	(10)
R. Lacy, Inc.	(11)	97,303	(12)	86,452	(12)	97,303	(12)	86,452	(12)
Rogers Crain	(11)	9,267	(12)	8,234	(12)	9,267	(12)	8,234	(12)
Phillips Oil and Gas	(11)	48,559	(12)	43,144	(12)	48,559	(12)	43,144	(12)
James Davison	(11)	48,559	(12)	43,144	(12)	48,559	(12)	43,144	(12)
Richard D. Brannon	(11)	927	(12)	823	(12)	927	(12)	823	(12)
Mark J. Brannon, Jr.	(11)	927	(12)	823	(12)	927	(12)	823	(12)
William J. Murray, Jr.	(11)	927	(12)	823	(12)	927	(12)	823	(12)
Matthew S. Ramsey	(11)	867	(12)	771	(12)	867	(12)	771	(12)
Robert G. Merrill	(11)	4,856	(12)	4,314	(12)	4,856	(12)	4,314	(12)
James W. Bryant	(11)	9,267	(12)	8,234	(12)	9,267	(12)	8,234	(12)
Lawgrahoff Partners	(11)	23,167	(12)	20,584	(12)	23,167	(12)	20,584	(12)

(1)	La Grange Energy, L.P. currently owns of record all 15,883,234 common units registered hereunder. The other selling unit holders listed in this table own direct or indirect interests in La Grange and will acquire beneficial interests in the common units only upon distribution of such units by La Grange Energy, L.P. Under the terms of the La Grange Energy, L.P. partnership agreement, the actual number of common units that the selling unitholders (other than certain employees) will acquire upon any such distribution will vary depending on the value of the common units at the time of such distribution.

(2)	Partner of La Grange Energy, L.P.

(3)	The maximum number of common units which such person or entity will receive from La Grange Energy, L.P. upon a distribution by La Grange Energy, L.P. of all 15,883,234 units held by it, assuming that the value of the units on the date of distribution is $30 per unit.

(4)	The maximum number of common units which such person or entity will receive from La Grange Energy, L.P. upon a distribution by La Grange Energy, L.P. of all 15,883,234 units held by it, assuming that the value of the units on the date of distribution is $70 per unit.

(5)	Owner of interest in ETC Holdings, L.P.

(6)	In addition to the person’s interest in units described in footnotes 3 and 4 above, total also includes the maximum number of common units as to which such person will have a beneficial interest based on the equity interest of such person or entity in ETC Holdings, L.P. reflected in the table above.

(7)	Owner of interest in LE GP, LLC (which is the general partner of La Grange Energy, L.P.) and ET GP, LLC (which is the general partner of ETC Holdings, L.P.)

(8)	Owner of interest in ETC Investors, Ltd. (which is a limited partner of ETC Holdings, L.P.) and ET Company Ltd. (which is a limited partner of La Grange Energy, L.P. and a partner of ETC Investors, Ltd.)

(9)	Officer or director of U.S. Propane, L.P., our general partner.

(10)	The maximum number of common units as to which such person or entity will have a beneficial interest based on the equity interest of such person or entity in ETC Holdings, L.P. reflected in the table above or any other entities that own direct or indirect interests in La Grange Energy, L.P. or ETC Holdings, L.P.

(11)	Owner of interest in ETC Investors, Ltd. (which is a limited partner of ETC Holdings, L.P.).

(12)	The maximum number of common units as to which such person or entity will have a beneficial interest based on the equity interest of such person or entity in ETC Investors, Ltd.

      Except for underwriters’ discounts, selling commissions and transfer taxes, all expenses incurred with the registration of the common units owned by the selling unitholders will be borne by us.

MATERIAL TAX CONSIDERATIONS

      This section is a summary of the material tax consequences that may be relevant to prospective unitholders who are individual citizens or residents of the United States and, unless otherwise noted in the following discussion, is the opinion of Vinson & Elkins L.L.P., counsel to our general partner and us, insofar as it relates to matters of United States federal income tax law and legal conclusions with respect to those matters. This section is based upon current provisions of the Internal Revenue Code, existing and proposed regulations and current administrative rulings and court decisions, all of which are subject to change. Later changes in these authorities may cause the tax consequences to vary substantially from the consequences described below. Unless the context otherwise requires, references in this section to “us” or “we” are references to Energy Transfer Partners, L.P. and Heritage Operating, L.P.

      No attempt has been made in this section to comment on all federal income tax matters affecting us or the unitholders. Moreover, the discussion focuses on unitholders who are individual citizens or residents of the United States and has only limited application to corporations, estates, trusts, nonresident aliens or other unitholders subject to specialized tax treatment, such as tax-exempt institutions, foreign persons, individual retirement accounts (IRAs), real estate investment trusts (REITs) or mutual funds. Accordingly, we recommend that you consult, and depend on, your own tax advisor in analyzing the federal, state, local and foreign tax consequences particular to you of an investment in, or the disposition of, our securities.

      All statements as to matters of law and legal conclusions, but not as to factual matters, contained in this section, unless otherwise noted, are the opinion of counsel, and some are based on the accuracy of the representations we make.

      No ruling has been or will be requested from the IRS regarding any matter affecting us or prospective unitholders. An opinion of counsel represents only that counsel’s best legal judgment and does not bind the IRS or the courts. Accordingly, the opinions and statements made here may not be sustained by a court if contested by the IRS. Any contest of this sort with the IRS may materially and adversely impact the market for the common units and the prices at which common units trade. In addition, the costs of any contest with the IRS will be borne directly or indirectly by the unitholders and the general partner. Furthermore, the tax treatment of us or of an investment in us, may be significantly modified by future legislative or administrative changes or court decisions. Any modifications may or may not be retroactively applied.

      For the reasons described below, counsel has not rendered an opinion with respect to the following specific federal income tax issues:

(a) the treatment of a unitholder whose common units are loaned to a short seller to cover a short sale of common units (please read “— Tax Consequences of Unit Ownership — Treatment of Short Sales”);

(b) whether our monthly convention for allocating taxable income and losses is permitted by existing Treasury regulations (please read “— Disposition of Common Units — Allocations Between Transferors and Transferees”); and

(c) whether our method for depreciating Section 743 adjustments is sustainable (please read “— Tax Consequences of Unit Ownership — Section 754 Election”).

Partnership Status

      A partnership is not a taxable entity and incurs no federal income tax liability. Instead, each partner of a partnership is required to take into account his allocable share of items of income, gain, loss and deduction of the partnership in computing his federal income tax liability, regardless of whether cash distributions are made to him by the partnership. Distributions of cash by a partnership to a partner generally are not taxable unless the amount of cash distributed is in excess of the partner’s adjusted basis in his partnership interest.

      No ruling has been or will be sought from the IRS and the IRS has made no determination as to the status of Energy Transfer Partners, L.P. as a partnership for federal income tax purposes or whether our operations generate “qualifying income” under Section 7704 of the Code, or any other matter affecting our prospective unitholders.

      Instead, we have relied on the opinion of Vinson & Elkins L.L.P. that, based upon the Internal Revenue Code, its regulations, published revenue rulings and court decisions and the representations described below, Energy Transfer Partners, L.P. has been, is, and will continue to be, classified as a partnership for federal income tax purposes.

      In rendering its opinion, Vinson & Elkins L.L.P. has relied on factual representations made by us and our general partner. The representations made by us and our general partner upon which counsel has relied are:

(a) Neither we nor our operating partnerships have elected or will elect to be treated as a corporation;

(b) Energy Transfer Partners, L.P. and our operating partnerships have been and will be operated in accordance with applicable partnership statutes, the applicable partnership agreement and in the manner described in this prospectus; and

(c) For each taxable year, more than 90% of our gross income has been and will be income that Vinson & Elkins L.L.P. has opined or will opine is “qualifying income” within the meaning of Section 7704(d) of the Internal Revenue Code.

      Section 7704 of the Internal Revenue Code provides that publicly-traded partnerships will, as a general rule, be taxed as corporations. However, an exception, referred to as the “Qualifying Income Exception,” exists with respect to publicly-traded partnerships of which 90% or more of the gross income for every taxable year consists of “qualifying income.” Qualifying income includes income and gains derived from the processing, transportation and marketing of crude oil, natural gas and products thereof, including the retail and wholesale marketing of propane, certain hedging activities and the transportation of propane and natural gas liquids. Other types of qualifying income include interest other than from a financial business, dividends, gains from the sale of real property and gains from the sale or other disposition of assets held for the production of income that otherwise constitutes qualifying income. We estimate that less than seven percent of our current gross income is not qualifying income; however, this estimate could change from time to time. Based upon and subject to this estimate, the factual representations made by us and the general partner and a review of the applicable legal authorities, Vinson & Elkins L.L.P. is of the opinion that at least 90% of our current gross income constitutes qualifying income.

      If we fail to meet the Qualifying Income Exception, other than a failure which is determined by the IRS to be inadvertent and which is cured within a reasonable time after discovery, we will be treated as if we had transferred all of our assets, subject to liabilities, to a newly formed corporation, on the first day of the year in which we fail to meet the Qualifying Income Exception, in return for stock in that corporation, and then distributed that stock to the unitholders in liquidation of their interests in us. This contribution and liquidation should be tax-free to unitholders and us so long as we, at that time, do not have liabilities in excess of the tax basis of our assets. Thereafter, we would be treated as a corporation for federal income tax purposes.

      If we were treated as an association taxable as a corporation in any taxable year, either as a result of a failure to meet the Qualifying Income Exception or otherwise, our items of income, gain, loss and deduction would be reflected only on our separate tax returns rather than being passed through to the unitholders, and our net income would be taxed to us at corporate rates. In addition, any distribution made to a unitholder would be treated as either taxable dividend income, to the extent of our current or accumulated earnings and profits, or, in the absence of earnings and profits, a nontaxable return of capital, to the extent of the unitholder’s tax basis in his common units, or taxable capital gain, after the unitholder’s tax basis in his common units is reduced to zero. Accordingly, taxation as a corporation would result in a material reduction in a unitholder’s cash flow and after-tax return and thus would likely result in a substantial reduction of the value of the units.

      The remainder of this section is based on Vinson & Elkins L.L.P.’s opinion that Energy Transfer Partners, L.P. and our operating partnerships will be classified as partnerships for federal income tax purposes.

Limited Partner Status

      Unitholders who have become limited partners of Energy Transfer Partners, L.P. will be treated as partners of Energy Transfer Partners, L.P. for federal income tax purposes. Also:

(a) assignees who have executed and delivered transfer applications, and are awaiting admission as limited partners, and

(b) unitholders whose common units are held in street name or by a nominee and who have the right to direct the nominee in the exercise of all substantive rights attendant to the ownership of their common units, will be treated as partners of Energy Transfer Partners, L.P. for federal income tax purposes. As there is no direct authority addressing assignees of common units who are entitled to execute and deliver transfer applications and become entitled to direct the exercise of attendant rights, but who fail to execute and deliver transfer applications, counsel’s opinion does not extend to these persons. Furthermore, a purchaser or other transferee of common units who does not execute and deliver a transfer application may not receive some federal income tax information or reports furnished to record holders of common units unless the common units are held in a nominee or street name account and the nominee or broker has executed and delivered a transfer application for those common units.

      A beneficial owner of common units whose units have been transferred to a short seller to complete a short sale would appear to lose his status as a partner with respect to those units for federal income tax purposes. Please read “— Tax Consequences of Unit Ownership — Treatment of Short Sales.”

      Income, gain, deductions or losses would not appear to be reportable by a unitholder who is not a partner for federal income tax purposes, and any cash distributions received by a unitholder who is not a partner for federal income tax purposes would therefore be fully taxable as ordinary income. These holders should consult their own tax advisors with respect to their status as partners in Energy Transfer Partners, L.P. for federal income tax purposes.

Tax Consequences of Unit Ownership

      Flow-through of Taxable Income. We will not pay any federal income tax. Instead, each unitholder will be required to report on his income tax return his allocable share of our income, gains, losses and deductions without regard to whether corresponding cash distributions are received by him. Consequently, we may allocate income to a unitholder even if he has not received a cash distribution. Each unitholder will be required to include in income his allocable share of our income, gains, losses and deductions for our taxable year ending with or within his taxable year.

      Treatment of Distributions. Our distributions to a unitholder generally will not be taxable to the unitholder for federal income tax purposes to the extent of his tax basis in his common units immediately before the distribution. Our cash distributions in excess of a unitholder’s tax basis generally will be considered to be gain from the sale or exchange of the common units, taxable in accordance with the rules described under “— Disposition of Common Units” below. Any reduction in a unitholder’s share of our liabilities for which no partner, including the general partner, bears the economic risk of loss, known as “nonrecourse liabilities,” will be treated as a distribution of cash to that unitholder. To the extent our distributions cause a unitholder’s “at risk” amount to be less than zero at the end of any taxable year, he must recapture any losses deducted in previous years that are equal to the amount of that shortfall. Please read “— Limitations on Deductibility of Losses.”

      A decrease in a unitholder’s percentage interest in us because of our issuance of additional common units will decrease his share of our nonrecourse liabilities, and thus will result in a corresponding deemed distribution of cash. A non-pro rata distribution of money or property may result in ordinary income to a unitholder, regardless of his tax basis in his common units, if that distribution reduces the unitholder’s share of our “unrealized receivables,” including depreciation recapture, and/or substantially appreciated “inventory items,” both as defined in the Internal Revenue Code, and collectively, “Section 751 Assets.”

      To that extent, he will be treated as having been distributed his proportionate share of the Section 751 Assets and having exchanged those assets with us in return for the non-pro rata portion of the actual distribution made to him. This latter deemed exchange generally will result in the unitholder’s realization of ordinary income. That income will equal the excess of (1) the non-pro rata portion of that distribution over (2) the unitholder’s tax basis for the share of Section 751 Assets deemed relinquished in the exchange.

      Basis of Common Units. A unitholder’s initial tax basis for his common units will be the amount he paid for the common units plus his share of our nonrecourse liabilities. That basis will be increased by his share of our income and by any increases in his share of our nonrecourse liabilities. That basis will be decreased, but not below zero, by distributions from us, by the unitholder’s share of our losses, by any decreases in his share of our nonrecourse liabilities and by his share of our expenditures that are not deductible in computing taxable income and are not required to be capitalized. A limited partner will have no share of our debt which is recourse to the general partner, but will have a share, generally based on his share of profits, of our nonrecourse liabilities. Please read “— Disposition of Common Units — Recognition of Gain or Loss.”

      Limitations on Deductibility of Losses. The deduction by a unitholder of his share of our losses will be limited to the tax basis in his units and, in the case of an individual unitholder or a corporate unitholder that is subject to the “at risk” rules (for example, if more than 50% of the value of the corporate unitholder’s stock is owned directly or indirectly by five or fewer individuals or some tax-exempt organizations), to the amount for which the unitholder is considered to be “at risk” with respect to our activities, if that is less than his tax basis. A unitholder must recapture losses deducted in previous years to the extent that distributions cause his at risk amount to be less than zero at the end of any taxable year. Losses disallowed to a unitholder or recaptured as a result of these limitations will carry forward and will be allowable to the extent that his tax basis or at risk amount, whichever is the limiting factor, is subsequently increased. Upon the taxable disposition of a common unit, any gain recognized by a unitholder can be offset by losses that were previously suspended by the at risk limitation but may not be offset by losses suspended by the basis limitation. Any excess loss above that gain previously suspended by the at risk or basis limitations is no longer utilizable.

      In general, a unitholder will be at risk to the extent of the tax basis of his common units, excluding any portion of that basis attributable to his share of our nonrecourse liabilities, reduced by any amount of money he borrows to acquire or hold his common units, if the lender of those borrowed funds owns an interest in us, is related to the unitholder or can look only to the units for repayment. A unitholder’s at risk amount will increase or decrease as the tax basis of the unitholder’s common units increases or decreases, other than tax basis increases or decreases attributable to increases or decreases in his share of our nonrecourse liabilities.

      The passive loss limitations generally provide that individuals, estates, trusts and some closely-held corporations and personal service corporations can deduct losses from passive activities, which are generally activities in which the taxpayer does not materially participate, only to the extent of the taxpayer’s income from those passive activities. The passive loss limitations are applied separately with respect to each publicly-traded partnership. Consequently, any losses we generate will only be available to offset our passive income generated in the future and will not be available to offset income from other passive activities or investments, including our investments or investments in other publicly-traded partnerships, or salary or active business income. Passive losses that are not deductible because they exceed a unitholder’s share of income we generate may be deducted in full when he disposes of his entire investment in us in a fully taxable transaction with an unrelated party. The passive activity loss rules are applied after other applicable limitations on deductions, including the at risk rules and the basis limitation.

      A unitholder’s share of our net income may be offset by any suspended passive losses, but it may not be offset by any other current or carryover losses from other passive activities, including those attributable to other publicly-traded partnerships.

      Limitations on Interest Deductions. The deductibility of a non-corporate taxpayer’s “investment interest expense” is generally limited to the amount of that taxpayer’s “net investment income.” The IRS has indicated that net passive income from a publicly-traded partnership constitutes investment income for purposes of the limitations on the deductibility of investment interest. In addition, the unitholder’s share of our portfolio income will be treated as investment income. Investment interest expense includes:

(a) interest on indebtedness properly allocable to property held for investment;

(b) our interest expense attributed to portfolio income; and

(c) the portion of interest expense incurred to purchase or carry an interest in a passive activity to the extent attributable to portfolio income.

      The computation of a unitholder’s investment interest expense will take into account interest on any margin account borrowing or other loan incurred to purchase or carry a unit. Net investment income includes gross income from property held for investment and amounts treated as portfolio income under the passive loss rules, less deductible expenses, other than interest, directly connected with the production of investment income, but generally does not include gains attributable to the disposition of property held for investment.

      Entity-Level Collections. If we are required or elect under applicable law to pay any federal, state or local income tax on behalf of any unitholder or the general partner or any former unitholder, we are authorized to pay those taxes from our funds. That payment, if made, will be treated as a distribution of cash to the partner on whose behalf the payment was made. If the payment is made on behalf of a person whose identity cannot be determined, we are authorized to treat the payment as a distribution to all current unitholders. We are authorized to amend the partnership agreement in the manner necessary to maintain uniformity of intrinsic tax characteristics of units and to adjust later distributions, so that after giving effect to these distributions, the priority and characterization of distributions otherwise applicable under the partnership agreement is maintained as nearly as is practicable. Payments by us as described above could give rise to an overpayment of tax on behalf of an individual partner in which event the partner would be required to file a claim in order to obtain a credit or refund.

      Allocation of Income, Gain, Loss and Deduction. In general, if we have a net profit, our items of income, gain, loss and deduction will be allocated among the general partner and the unitholders in accordance with their percentage interests in us. At any time that incentive distributions are made to the general partner, gross income will be allocated to the general partner to the extent of these distributions. If we have a net loss for the entire year, that loss will be allocated first to the general partner and the unitholders in accordance with their percentage interests in us to the extent of their positive capital accounts and, second, to the general partner.

      Specified items of our income, gain, loss and deduction will be allocated to account for the difference between the tax basis and fair market value of our assets at the time of an offering, referred to in this discussion as “Contributed Property.” The effect of these allocations to a unitholder purchasing common units in our offering will be essentially the same as if the tax basis of our assets were equal to their fair market value at the time of the offering. In addition, items of recapture income will be allocated to the extent possible to the partner who was allocated the deduction giving rise to the treatment of that gain as recapture income in order to minimize the recognition of ordinary income by some unitholders. Finally, although we do not expect that our operations will result in the creation of negative capital accounts, if negative capital accounts nevertheless result, items of our income and gain will be allocated in an amount and manner to eliminate the negative balance as quickly as possible.

      An allocation of items of our income, gain, loss or deduction, other than an allocation required by the Internal Revenue Code to eliminate the difference between a partner’s “book” capital account, credited with the fair market value of Contributed Property, and “tax” capital account, credited with the tax basis of Contributed Property, referred to in this discussion as the “Book-Tax Disparity,” will generally be given effect for federal income tax purposes in determining a partner’s share of an item of income, gain, loss or deduction only if the allocation has substantial economic effect. In any other case, a partner’s share of an item will be determined on the basis of his interest in us, which will be determined by taking into account all the facts and circumstances, including his relative contributions to us, the interests of all the partners in profits and losses, the interest of all the partners in cash flow and other nonliquidating distributions and rights of all the partners to distributions of capital upon liquidation.

      Vinson & Elkins L.L.P. is of the opinion that, with the exception of the issues described in “— Tax Consequences of Unit Ownership — Section 754 Election” and “— Disposition of Common Units — Allocations Between Transferors and Transferees,” allocations under our partnership agreement will be given effect for federal income tax purposes in determining a partner’s share of an item of income, gain, loss or deduction.

      Treatment of Short Sales. A unitholder whose units are loaned to a “short seller” to cover a short sale of units may be considered as having disposed of those units. If so, he would no longer be a partner for those units during the period of the loan and may recognize gain or loss from the disposition. As a result, during this period:

(a) any of our income, gain, loss or deduction with respect to those units would not be reportable by the unitholder;

(b) any cash distributions received by the unitholder as to those units would be fully taxable; and

(c) all of these distributions would appear to be ordinary income.

      Vinson & Elkins L.L.P. has not rendered an opinion regarding the treatment of a unitholder where common units are loaned to a short seller to cover a short sale of common units; therefore, unitholders desiring to assure their status as partners and avoid the risk of gain recognition from a loan to a short seller should modify any applicable brokerage account agreements to prohibit their brokers from borrowing their units. The IRS has announced that it is actively studying issues relating to the tax treatment of short sales of partnership interests. Please also read “— Disposition of Common Units — Recognition of Gain or Loss.”

      Alternative Minimum Tax. Each unitholder will be required to take into account his distributive share of any items of our income, gain, loss or deduction for purposes of the alternative minimum tax. The current minimum tax rate for noncorporate taxpayers is 26% on the first $175,000 of alternative minimum taxable income in excess of the exemption amount and 28% on any additional alternative minimum taxable income. Prospective unitholders should consult with their tax advisors as to the impact of an investment in units on their liability for the alternative minimum tax.

      Tax Rates. In general, the highest effective United States federal income tax rate for individuals currently is 35% and the maximum United States federal income tax rate for net capital gains of an individual is 15% if the asset disposed of was held for more than 12 months at the time of disposition.

      Section 754 Election. We have made the election permitted by Section 754 of the Internal Revenue Code. That election is irrevocable without the consent of the IRS. The election will generally permit us to adjust a common unit purchaser’s tax basis in our assets (“inside basis”) under Section 743(b) of the Internal Revenue Code to reflect his purchase price. This election does not apply to a person who purchases common units directly from us. The Section 743(b) adjustment belongs to the purchaser and not to other partners. For purposes of this discussion, a partner’s inside basis in our assets will be considered to have two components: (1) his share of our tax basis in our assets (“common basis”) and (2) his Section 743(b) adjustment to that basis.

      Treasury regulations under Section 743 of the Internal Revenue Code require, if the remedial allocation method is adopted (which we have adopted), a portion of the Section 743(b) adjustment attributable to recovery property to be depreciated over the remaining cost recovery period for the Section 704(c) built-in gain. Under Treasury Regulation Section 1.167(c)-1(a)(6), a Section 743(b) adjustment attributable to property subject to depreciation under Section 167 of the Internal Revenue Code rather than cost recovery deductions under Section 168 is generally required to be depreciated using either the straight-line method or the 150% declining balance method. Under our partnership agreement, the general partner is authorized to take a position to preserve the uniformity of units even if that position is not consistent with these Treasury regulations. Please read “— Uniformity of Units.”

      Although Vinson & Elkins L.L.P. is unable to opine as to the validity of this approach because there is no clear authority on this issue, we intend to depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of Contributed Property, to the extent of any unamortized Book-Tax Disparity, using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the common basis of the property, or treat that portion as non-amortizable to the extent attributable to property the common basis of which is not amortizable. This method is consistent with the regulations under Section 743 but is arguably inconsistent with Treasury Regulation Section 1.167(c)-1(a)(6), which is not expected to directly apply to a material portion of our assets. To the extent this Section 743(b) adjustment is attributable to appreciation in value in excess of the unamortized Book-Tax Disparity, we will apply the rules described in the Treasury regulations and legislative history. If we determine that this position cannot reasonably be taken, we may take a depreciation or amortization position under which all purchasers acquiring units in the same month would receive depreciation or amortization, whether attributable to common basis or a Section 743(b) adjustment, based upon the same applicable rate as if they had purchased a direct interest in our assets. This kind of aggregate approach may result in lower annual depreciation or amortization deductions than would otherwise be allowable to some unitholders. Please read “— Uniformity of Units.”

      A Section 754 election is advantageous if the transferee’s tax basis in his units is higher than the units’ share of the aggregate tax basis of our assets immediately prior to the transfer. In that case, as a result of the election, the transferee would have, among other items, a greater amount of depreciation and depletion deductions and his share of any gain on a sale of our assets would be less. Conversely, a Section 754 election is disadvantageous if the transferee’s tax basis in his units is lower than those units’ share of the aggregate tax basis of our assets immediately prior to the transfer. Thus, the fair market value of the units may be affected either favorably or unfavorably by the election.

      The calculations involved in the Section 754 election are complex and will be made on the basis of assumptions as to the value of our assets and other matters. For example, the allocation of the Section 743(b) adjustment among our assets must be made in accordance with the Internal Revenue Code. The IRS could seek to reallocate some or all of any Section 743(b) adjustment we allocated to our tangible assets to goodwill instead. Goodwill, as an intangible asset, is generally amortizable over a longer period of time or under a less accelerated method than our tangible assets. We cannot assure you that the determinations we make will not be successfully challenged by the IRS and that the deductions resulting from them will not be reduced or disallowed altogether. Should the IRS require a different basis adjustment to be made, and should, in our opinion, the expense of compliance exceed the benefit of the election, we may seek permission from the IRS to revoke our Section 754 election. If permission is granted, a subsequent purchaser of units may be allocated more income than he would have been allocated had the election not been revoked.

Tax Treatment of Operations

      Accounting Method and Taxable Year. We use the year ending December 31 as our taxable year and the accrual method of accounting for federal income tax purposes. Each unitholder will be required to include in income his share of our income, gain, loss and deduction for our taxable year ending within or with his taxable year.

      Tax Basis, Depreciation and Amortization. The tax basis of our assets will be used for purposes of computing depreciation and cost recovery deductions and, ultimately, gain or loss on the disposition of these assets. The federal income tax burden associated with the difference between the fair market value of our assets and their tax basis immediately prior to an offering will be borne by the general partner, its affiliates and our other unitholders as of that time. Please read “— Tax Consequences of Unit Ownership — Allocation of Income, Gain, Loss and Deduction.”

      To the extent allowable, we may elect to use the depreciation and cost recovery methods that will result in the largest deductions being taken in the early years after assets are placed in service. We are not entitled to any amortization deductions with respect to any goodwill conveyed to us on formation. Property we subsequently acquire or construct may be depreciated using accelerated methods permitted by the Internal Revenue Code.

      If we dispose of depreciable property by sale, foreclosure, or otherwise, all or a portion of any gain, determined by reference to the amount of depreciation previously deducted and the nature of the property, may be subject to the recapture rules and taxed as ordinary income rather than capital gain. Similarly, a partner who has taken cost recovery or depreciation deductions with respect to property we own will likely be required to recapture some or all of those deductions as ordinary income upon a sale of his interest in us. Please read “— Tax Consequences of Unit Ownership — Allocation of Income, Gain, Loss and Deduction” and “— Disposition of Common Units — Recognition of Gain or Loss.”

      The costs incurred in selling our units (called “syndication expenses”) must be capitalized and cannot be deducted currently, ratably or upon our termination. There are uncertainties regarding the classification of costs as organization expenses, which we may amortize, and as syndication expenses, which we may not amortize. The underwriting discounts and commissions we incur will be treated as syndication expenses.

      Valuation and Tax Basis of Our Properties. The federal income tax consequences of the ownership and disposition of units will depend in part on our estimates of the relative fair market values, and the initial tax bases, of our assets. Although we may from time to time consult with professional appraisers regarding valuation matters, we will make many of the relative fair market value estimates ourselves. These estimates of basis are subject to challenge and will not be binding on the IRS or the courts. If the estimates of fair market value or basis are later found to be incorrect, the character and amount of items of income, gain, loss or deductions previously reported by unitholders might change, and unitholders might be required to adjust their tax liability for prior years and incur interest and penalties with respect to those adjustments.

Disposition of Common Units

      Recognition of Gain or Loss. Gain or loss will be recognized on a sale of units equal to the difference between the amount realized and the unitholder’s tax basis for the units sold. A unitholder’s amount realized will be measured by the sum of the cash or the fair market value of other property he receives plus his share of our nonrecourse liabilities. Because the amount realized includes a unitholder’s share of our nonrecourse liabilities, the gain recognized on the sale of units could result in a tax liability in excess of any cash received from the sale.

      Prior distributions from us in excess of cumulative net taxable income for a common unit that decreased a unitholder’s tax basis in that common unit will, in effect, become taxable income if the common unit is sold at a price greater than the unitholder’s tax basis in that common unit, even if the price received is less than his original cost.

      Except as noted below, gain or loss recognized by a unitholder, other than a “dealer” in units, on the sale or exchange of a unit held for more than one year will generally be taxable as capital gain or loss. Capital gain recognized by an individual on the sale of units held more than 12 months will generally be taxed at a maximum rate of 15%. A portion of this gain or loss, which will likely be substantial, however, will be separately computed and taxed as ordinary income or loss under Section 751 of the Internal Revenue Code to the extent attributable to assets giving rise to depreciation recapture or other “unrealized receivables” or to “inventory items” we own. The term “unrealized receivables” includes potential recapture items, including depreciation recapture. Ordinary income attributable to unrealized receivables, inventory items and depreciation recapture may exceed net taxable gain realized upon the sale of a unit and may be recognized even if there is a net taxable loss realized on the sale of a unit. Thus, a unitholder may recognize both ordinary income and a capital loss upon a sale of units. Net capital loss may offset capital gains and no more than $3,000 of ordinary income, in the case of individuals, and may only be used to offset capital gain in the case of corporations.

      The IRS has ruled that a partner who acquires interests in a partnership in separate transactions must combine those interests and maintain a single adjusted tax basis for all those interests. Upon a sale or other disposition of less than all of those interests, a portion of that tax basis must be allocated to the interests sold using an “equitable apportionment” method. Treasury regulations allow a selling unitholder who can identify common units transferred with an ascertainable holding period to elect to use the actual holding period of the common units transferred. Thus, according to the ruling, a common unitholder will be unable to select high or low basis common units to sell as would be the case with corporate stock, but, according to the regulations, may designate specific common units sold for purposes of determining the holding period of units transferred. A unitholder electing to use the actual holding period of common units transferred must consistently use that identification method for all subsequent sales or exchanges of common units. A unitholder considering the purchase of additional units or a sale of common units purchased in separate transactions should consult his tax advisor as to the possible consequences of this ruling and application of the Treasury regulations.

      Specific provisions of the Internal Revenue Code affect the taxation of some financial products and securities, including partnership interests, by treating a taxpayer as having sold an “appreciated” partnership interest, one in which gain would be recognized if it were sold, assigned or terminated at its fair market value, if the taxpayer or related persons enter(s) into:

(a) a short sale;

(b) an offsetting notional principal contract; or

(c) a futures or forward contract with respect to the partnership interest or substantially identical property.

      Moreover, if a taxpayer has previously entered into a short sale, an offsetting notional principal contract or a futures or forward contract with respect to the partnership interest, the taxpayer will be treated as having sold that position if the taxpayer or a related person then acquires the partnership interest or substantially identical property. The Secretary of Treasury is also authorized to issue regulations that treat a taxpayer that enters into transactions or positions that have substantially the same effect as the preceding transactions as having constructively sold the financial position.

      Allocations Between Transferors and Transferees. In general, our taxable income and losses will be determined annually, will be prorated on a monthly basis and will be subsequently apportioned among the unitholders in proportion to the number of units owned by each of them as of the opening of the applicable exchange on the first business day of the month (the “Allocation Date”). However, gain or loss realized on a sale or other disposition of our assets other than in the ordinary course of business will be allocated among the unitholders on the Allocation Date in the month in which that gain or loss is recognized. As a result, a unitholder transferring units may be allocated income, gain, loss and deduction realized after the date of transfer.

      The use of this method may not be permitted under existing Treasury regulations. Accordingly, Vinson & Elkins L.L.P. is unable to opine on the validity of this method of allocating income and deductions between unitholders. If this method is not allowed under the Treasury regulations, or only applies to transfers of less than all of the unitholder’s interest, our taxable income or losses might be reallocated among the unitholders. We are authorized to revise our method of allocation between unitholders to conform to a method permitted under future Treasury regulations.

      A unitholder who owns units at any time during a quarter and who disposes of them prior to the record date set for a cash distribution for that quarter will be allocated items of our income, gain, loss and deductions attributable to that quarter but will not be entitled to receive that cash distribution.

      Notification Requirements. A purchaser of units from another unitholder is required to notify us in writing of that purchase within 30 days after the purchase. We are required to notify the IRS of that transaction and to furnish specified information to the transferor and transferee. However, these reporting requirements do not apply to a sale by an individual who is a citizen of the United States and who effects the sale or exchange through a broker. Additionally, a transferor and a transferee of a unit will be required to furnish statements to the IRS, filed with their income tax returns for the taxable year in which the sale or exchange occurred, that describe the amount of the consideration received for the unit that is allocated to our goodwill or going concern value.

      Constructive Termination. We will be considered to have been terminated for tax purposes if there is a sale or exchange of 50% or more of the total interests in our capital and profits within a 12-month period. A constructive termination results in the closing of our taxable year for all unitholders. We would be required to make new tax elections after a termination, including a new election under Section 754 of the Internal Revenue Code, and a termination would result in a deferral of our deductions for depreciation. A termination could also result in penalties if we were unable to determine that the termination had occurred. Moreover, a termination might either accelerate the application of, or subject us to, any tax legislation enacted before the termination.

Uniformity of Units

      Because we cannot match transferors and transferees of units, we must maintain uniformity of the economic and tax characteristics of the units to a purchaser of these units. In the absence of uniformity, we may be unable to completely comply with a number of federal income tax requirements, both statutory and regulatory. A lack of uniformity can result from a literal application of Treasury Regulation Section 1.167(c)-1(a)(6). Any non-uniformity could have a negative impact on the value of the units. Please read “— Tax Consequences of Unit Ownership — Section 754 Election.”

      We intend to depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of Contributed Property, to the extent of any unamortized Book-Tax Disparity, using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the common basis of that property, or treat that portion as nonamortizable, to the extent attributable to property the common basis of which is not amortizable, consistent with the regulations under Section 743, even though that position may be inconsistent with Treasury Regulation Section 1.167(c)-1(a)(6) which is not expected to directly apply to a material portion of our assets. Please read “— Tax Consequences of Unit Ownership — Section 754 Election.” To the extent that the Section 743(b) adjustment is attributable to appreciation in value in excess of the unamortized Book-Tax Disparity, we will apply the rules described in the Treasury regulations and legislative history. If we determine that this position cannot reasonably be taken, we may adopt a depreciation and amortization position under which all purchasers acquiring units in the same month would receive depreciation and amortization deductions, whether attributable to a common basis or Section 743(b) adjustment, based upon the same applicable rate as if they had purchased a direct interest in our property. If this position is adopted, it may result in lower annual depreciation and amortization deductions than would otherwise be allowable to some unitholders and risk the loss of depreciation and amortization deductions not taken in the year that these deductions are otherwise allowable. This position will not be adopted if we determine that the loss of depreciation and amortization deductions will have a material adverse effect on the unitholders. If we choose not to utilize this aggregate method, we may use any other reasonable depreciation and amortization method to preserve the uniformity of the intrinsic tax characteristics of any units that would not have a material adverse effect on the unitholders. The IRS may challenge any method of depreciating the Section 743(b) adjustment described in this paragraph. If this challenge were sustained, the uniformity of units might be affected, and the gain from the sale of units might be increased without the benefit of additional deductions. Please read “— Disposition of Common Units — Recognition of Gain or Loss.”

Tax-Exempt Organizations and Other Investors

      Ownership of units by employee benefit plans, other tax-exempt organizations, non-resident aliens, foreign corporations, other foreign persons and regulated investment companies raises issues unique to those investors and, as described below, may have substantially adverse tax consequences to them.

      Employee benefit plans and most other organizations exempt from federal income tax, including individual retirement accounts and other retirement plans, are subject to federal income tax on unrelated business taxable income. Virtually all of our income allocated to a unitholder which is a tax-exempt organization will be unrelated business taxable income and will be taxable to them.

      A regulated investment company or “mutual fund” is required to derive 90% or more of its gross income from interest, dividends and gains from the sale of stocks or securities or foreign currency or specified related sources. It is not anticipated that any significant amount of our gross income will include that type of income. Recent legislation also includes net income derived from the ownership of an interest in a “qualified publicly traded partnership” as qualified income to a regulated investment company. We expect that we will meet the definition of a qualified publicly traded partnership. However, this legislation is only effective for taxable years beginning after October 22, 2004.

      Non-resident aliens and foreign corporations, trusts or estates that own units will be considered to be engaged in business in the United States because of the ownership of units. As a consequence they will be required to file federal tax returns to report their share of our income, gain, loss or deduction and pay federal income tax at regular rates on their share of our net income or gain. And, under rules applicable to publicly traded partnerships, we will withhold tax, at the highest applicable rate, from cash distributions made quarterly to foreign unitholders. Each foreign unitholder must obtain a taxpayer identification number from the IRS and submit that number to our transfer agent on a Form W-8 BEN or applicable substitute form in order to obtain credit for these withholding taxes.

      In addition, because a foreign corporation that owns units will be treated as engaged in a United States trade or business, that corporation may be subject to the United States branch profits tax at a rate of 30%, in addition to regular federal income tax, on its share of our income and gain, as adjusted for changes in the foreign corporation’s “U.S. net equity,” which are effectively connected with the conduct of a United States trade or business. That tax may be reduced or eliminated by an income tax treaty between the United States and the country in which the foreign corporate unitholder is a “qualified resident.” In addition, this type of unitholder is subject to special information reporting requirements under Section 6038C of the Internal Revenue Code.

      Under a ruling of the IRS, a foreign unitholder who sells or otherwise disposes of a unit will be subject to federal income tax on gain realized on the sale or disposition of that unit to the extent that this gain is effectively connected with a United States trade or business of the foreign unitholder. Apart from the ruling, a foreign unitholder will not be taxed or subject to withholding upon the sale or disposition of a unit if he has owned less than 5% in value of the units during the five-year period ending on the date of the disposition and if the units are regularly traded on an established securities market at the time of the sale or disposition.

Administrative Matters

      Information Returns and Audit Procedures. We intend to furnish to each unitholder, within 90 days after the close of each calendar year, specific tax information, including a Schedule K-1, which describes his share of our income, gain, loss and deduction for our preceding taxable year. In preparing this information, which will not be reviewed by counsel, we will take various accounting and reporting positions, some of which have been mentioned earlier, to determine his share of income, gain, loss and deduction. We cannot assure you that those positions will yield a result that conforms to the requirements of the Internal Revenue Code, regulations or administrative interpretations of the IRS. Neither we nor counsel can assure prospective unitholders that the IRS will not successfully contend in court that those positions are impermissible. Any challenge by the IRS could negatively affect the value of the units.

      The IRS may audit our federal income tax information returns. Adjustments resulting from an IRS audit may require each unitholder to adjust a prior year’s tax liability, and possibly may result in an audit of his own return. Any audit of a unitholder’s return could result in adjustments not related to our returns as well as those related to our returns.

      Partnerships generally are treated as separate entities for purposes of federal tax audits, judicial review of administrative adjustments by the IRS and tax settlement proceedings. The tax treatment of partnership items of income, gain, loss and deduction are determined in a partnership proceeding rather than in separate proceedings with the partners. The Internal Revenue Code requires that one partner be designated as the “Tax Matters Partner” for these purposes. The partnership agreement names the general partner as our Tax Matters Partner.

      The Tax Matters Partner will make some elections on our behalf and on behalf of unitholders. In addition, the Tax Matters Partner can extend the statute of limitations for assessment of tax deficiencies against unitholders for items in our returns. The Tax Matters Partner may bind a unitholder with less than a 1% profits interest in us to a settlement with the IRS unless that unitholder elects, by filing a statement with the IRS, not to give that authority to the Tax Matters Partner. The Tax Matters Partner may seek judicial review, by which all the unitholders are bound, of a final partnership administrative adjustment and, if the Tax Matters Partner fails to seek judicial review, judicial review may be sought by any unitholder having at least a 1% interest in profits or by any group of unitholders having in the aggregate at least a 5% interest in profits. However, only one action for judicial review will go forward, and each unitholder with an interest in the outcome may participate.

      A unitholder must file a statement with the IRS identifying the treatment of any item on his federal income tax return that is not consistent with the treatment of the item on our return. Intentional or negligent disregard of this consistency requirement may subject a unitholder to substantial penalties.

      Nominee Reporting. Persons who hold an interest in us as a nominee for another person are required to furnish to us:

(a) the name, address and taxpayer identification number of the beneficial owner and the nominee;

(b) whether the beneficial owner is

(i) a person that is not a United States person,

(ii) a foreign government, an international organization or any wholly owned agency or instrumentality of either of the foregoing, or

(iii) a tax-exempt entity;

(c) the amount and description of units held, acquired or transferred for the beneficial owner; and

(d) specific information including the dates of acquisitions and transfers, means of acquisitions and transfers, and acquisition cost for purchases, as well as the amount of net proceeds from sales.

      Brokers and financial institutions are required to furnish additional information, including whether they are United States persons and specific information on units they acquire, hold or transfer for their own account. A penalty of $50 per failure, up to a maximum of $100,000 per calendar year, is imposed by the Internal Revenue Code for failure to report that information to us. The nominee is required to supply the beneficial owner of the units with the information furnished to us.

      Accuracy-related and Assessable Penalties. An additional tax equal to 20% of the amount of any portion of an underpayment of tax that is attributable to one or more specified causes, including negligence or disregard of rules or regulations, substantial understatements of income tax and substantial valuation misstatements, is imposed by the Internal Revenue Code. No penalty will be imposed, however, for any portion of an underpayment if it is shown that there was a reasonable cause for that portion and that the taxpayer acted in good faith regarding that portion.

      A substantial understatement of income tax in any taxable year exists if the amount of the understatement exceeds the greater of 10% of the tax required to be shown on the return for the taxable year or $5,000 ($10,000 for most corporations). The amount of any understatement subject to penalty generally is reduced if any portion is attributable to a position adopted on the return:

(a) for which there is, or was, “substantial authority,” or

(b) as to which there is a reasonable basis and the pertinent facts of that position are disclosed on the return.

      More stringent rules, including additional penalties and extended statutes of limitations, may apply as a result of our participation in “listed transactions” or “reportable transactions with a significant tax avoidance purpose.” While we do not anticipate participating in such transactions, if any item of income, gain, loss or deduction included in the distributive shares of unitholders might result in that kind of an “understatement” of income relating to such a transaction, we must disclose the pertinent facts on our return. In addition, we will make a reasonable effort to furnish sufficient information for unitholders to make adequate disclosure on their returns and to take other actions as may be appropriate to permit unitholders to avoid liability for penalties.

      A substantial valuation misstatement exists if the value of any property, or the adjusted basis of any property, claimed on a tax return is 200% or more of the amount determined to be the correct amount of the valuation or adjusted basis. No penalty is imposed unless the portion of the underpayment attributable to a substantial valuation misstatement exceeds $5,000 ($10,000 for most corporations). If the valuation claimed on a return is 400% or more than the correct valuation, the penalty imposed increases to 40%.

State, Local and Other Tax Considerations

      In addition to federal income taxes, you will be subject to other taxes, including state and local income taxes, unincorporated business taxes, and estate, inheritance or intangible taxes that may be imposed by the various jurisdictions in which we do business or own property or in which you are a resident. We currently do business or own property in 32 states, most of which impose income taxes. We may also own property or do business in other states or foreign jurisdictions in the future. Although an analysis of those various taxes is not presented here, each prospective unitholder should consider their potential impact on his investment in us. You may not be required to file a return and pay taxes in some states because your income from that state falls below the filing and payment requirement. You will be required, however, to file state income tax returns and to pay state income taxes in many of the states in which we do business or own property, and you may be subject to penalties for failure to comply with those requirements. In some states, tax losses may not produce a tax benefit in the year incurred and also may not be available to offset income in subsequent taxable years. Some of the states may require us, or we may elect, to withhold a percentage of income from amounts to be distributed to a unitholder who is not a resident of the state. Withholding, the amount of which may be greater or less than a particular unitholder’s income tax liability to the state, generally does not relieve a nonresident unitholder from the obligation to file an income tax return. Amounts withheld may be treated as if distributed to unitholders for purposes of determining the amounts distributed by us. Please read “— Tax Consequences of Unit Ownership — Entity-Level Collections.” Based on current law and our estimate of our future operations, the general partner anticipates that any amounts required to be withheld will not be material.

      It is the responsibility of each unitholder to investigate the legal and tax consequences, under the laws of pertinent states and localities, of his investment in us. Accordingly, each prospective unitholder is urged to consult with, and depend upon, his own tax counsel or other advisor with regard to those matters. Further, it is the responsibility of each unitholder to file all state and local, as well as United States federal tax returns, that may be required of him. Vinson & Elkins L.L.P. has not rendered an opinion on the state or local tax consequences of an investment in us.

INVESTMENTS IN US BY EMPLOYEE BENEFIT PLANS

      An investment in us by an employee benefit plan is subject to certain additional considerations because the investments of such plans are subject to the fiduciary responsibility and prohibited transaction provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and restrictions imposed by Section 4975 of the Internal Revenue Code. As used herein, the term “employee benefit plan” includes, but is not limited to, qualified pension, profit-sharing and stock bonus plans, Keogh plans, simplified employee pension plans and tax deferred annuities or IRAs established or maintained by an employer or employee organization. Among other things, consideration should be given to (a) whether such investment is prudent under Section 404(a)(1)(B) of ERISA; (b) whether in making such investment, such plan will satisfy the diversification requirement of Section 404(a)(1)(C) of ERISA; and (c) whether such investment will result in recognition of unrelated business taxable income by such plan and, if so, the potential after-tax investment return. Please read “Tax Considerations — Tax-Exempt Organizations and Other Investors.” The person with investment discretion with respect to the assets of an employee benefit plan (a “fiduciary”) should determine whether an investment in us is authorized by the appropriate governing instrument and is a proper investment for such plan.

      Section 406 of ERISA and Section 4975 of the Internal Revenue Code (which also applies to IRAs that are not considered part of an employee benefit plan) prohibit an employee benefit plan from engaging in certain transactions involving “plan assets” with parties that are “parties in interest” under ERISA or “disqualified persons” under the Internal Revenue Code with respect to the plan.

      In addition to considering whether the purchase of limited partnership units is a prohibited transaction, a fiduciary of an employee benefit plan should consider whether such plan will, by investing in us, be deemed to own an undivided interest in our assets, with the result that our general partner also would be a fiduciary of such plan and our operations would be subject to the regulatory restrictions of ERISA, including its prohibited transaction rules, as well as the prohibited transaction rules of the Internal Revenue Code.

      The Department of Labor regulations provide guidance with respect to whether the assets of an entity in which employee benefit plans acquire equity interests would be deemed “plan assets” under certain circumstances. Pursuant to these regulations, an entity’s assets would not be considered to be “plan assets” if, among other things, (a) the equity interest acquired by employee benefit plans are publicly offered securities — i.e., the equity interests are widely held by 100 or more investors independent of the issuer and each other, freely transferable and registered pursuant to certain provisions of the federal securities laws, (b) the entity is an “Operating Partnership” — i.e., it is primarily engaged in the production or sale of a product or service other than the investment of capital either directly or through a majority owned subsidiary or subsidiaries, or (c) there is no significant investment by benefit plan investors, which is defined to mean that less than 25% of the value of each class of equity interest (disregarding certain interests held by our general partner, its affiliates and certain other persons) is held by the employee benefit plans referred to above, IRAs and other employee benefit plans not subject to ERISA (such as governmental plans). Our assets should not be considered “plan assets” under these regulations because it is expected that the investment will satisfy the requirements in (a) and (b) above and may also satisfy the requirements in (c) above.

      Plan fiduciaries contemplating a purchase of limited partnership units should consult with their own counsel regarding the consequences under ERISA and the Internal Revenue Code in light of the serious penalties imposed on persons who engage in prohibited transactions or other violations.

PLAN OF DISTRIBUTION

      This prospectus relates to (i) the proposed sale by La Grange Energy of up to 15,883,234 common units, representing limited partner interests of Energy Transfer Partners, L.P., (ii) to the extent not sold by La Grange Energy, the distribution of all or a portion of such common units by La Grange Energy to the holders of its equity interests, (iii) the distribution of all or a portion of the common units received by each of the holders of equity interests in La Grange that is an entity, including LE GP, LLC, ETC Holdings, L.P. and ET Company, Ltd., to the persons and entities that hold its equity interests and the subsequent distribution by each such holder that is an entity, including ET GP, LLC and ETC Investors, Ltd. to the persons and entities that hold its equity interests, and (iv) the subsequent resale of all or a portion of the common units received by such distributees. La Grange Energy and such distributees of common units are the selling unitholders named in this prospectus. Offers and sales of any common units to be offered by one or more of the selling unitholders may be effected from time to time in one or more transactions (which may involve block transactions) (1) on the New York Stock Exchange, (2) in the over-the-counter market, (3) in underwritten transactions, (4) in transactions otherwise than on the New York Stock Exchange or in the over-the-counter market or (5) in a combination of any of these transactions. The transactions may be effected by the selling unitholders at market prices prevailing at the time of sale, at prices related to the prevailing market prices, at negotiated prices or at fixed prices. The selling unitholders may offer their shares through underwriters, brokers, dealers or agents, who may receive compensation in the form of underwriting discounts, commissions or concessions from the selling unitholders and/or the purchasers of the shares for whom they act as agent. The selling unitholders may engage in short sales, short sales against the box, puts and calls and other transactions in our securities, or derivatives thereof, and may sell and deliver their common units in connection therewith. In addition, the selling unitholders may from time to time sell their common units in transactions permitted by Rule 144 under the Securities Act.

      As of the date of this prospectus, we have not engaged any underwriter, broker, dealer or agent in connection with the distribution of common units pursuant to this prospectus by the selling unitholders. To the extent required, the number of common units to be sold, the purchase price, the name of any applicable agent, broker, dealer or underwriter and any applicable commissions with respect to a particular offer will be set forth in the applicable prospectus supplement. The aggregate net proceeds to the selling unitholders from the sale of their common units offered hereby will be the sale price of those shares, less any commissions, if any, and other expenses of issuance and distribution not borne by us.

      The selling unitholders and any brokers, dealers, agents or underwriters that participate with the selling unitholders in the distribution of shares may be deemed to be “underwriters” within the meaning of the Securities Act, in which event any discounts, concessions and commissions received by such brokers, dealers, agents or underwriters and any profit on the resale of the shares purchased by them may be deemed to be underwriting discounts and commissions under the Securities Act.

      We have agreed to bear the fees and expenses of the selling unitholders, excluding underwriting discounts and commissions and any legal expenses, in connection with the registration of the common units being offered hereby by them. We have also agreed to indemnify the selling unitholders against certain civil liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

      The validity of the securities offered in this prospectus will be passed upon for us by Vinson & Elkins L.L.P., Houston, Texas. Vinson & Elkins L.L.P. will also render an opinion on the material federal income tax considerations regarding the securities. If certain legal matters in connection with an offering of the securities made by this prospectus and a related prospectus supplement are passed on by counsel for the underwriters of such offering, that counsel will be named in the applicable prospectus supplement related to that offering.

EXPERTS

      The consolidated financial statements of Energy Transfer Partners, L.P. as of August 31, 2004, and for the year ended August 31, 2004; the consolidated financial statements of Heritage Propane Partners, L.P., as of August 31, 2003, and for the period ended January 19, 2004 and for the years ended August 31, 2003 and 2002; the consolidated balance sheet of U.S. Propane, L.P. as of August 31, 2004; and the consolidated balance sheet of U.S. Propane, L.L.C. as of August 31, 2004, all incorporated by reference in the prospectus and elsewhere in the registration statement of which the prospectus is a part from our Annual Report on Form 10-K for the year ended August 31, 2004, have been audited by Grant Thornton LLP, independent registered public accounting firm, as indicated in their reports with respect thereto, and are incorporated by reference in the prospectus in reliance upon the authority of said firm as experts in giving such reports. The audit report covering the consolidated financial statements of Heritage Propane Partners, L.P. refers to a change in accounting for stock-based compensation.

      The consolidated financial statements of Aquila Gas Pipeline Corporation and Subsidiaries as of September 30, 2002 and for the periods ended September 30, 2002 and December 31, 2001; and the consolidated financial statements of Oasis Pipe Line Company as of December 27, 2002 and the period then ended; and the combined financial statements of Energy Transfer Company as of August 31, 2003 and for the eleven months then ended, incorporated by reference in this prospectus have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, and are incorporated by reference herein in reliance upon such reports given on the authority of such firm as experts in accounting and auditing. The audit report covering the consolidated financial statements of Aquila Gas Pipeline Corporation and Subsidiaries as of September 30, 2002, and for the periods ended September 30, 2002 and December 31, 2001 refers to a change in accounting for goodwill and other intangible assets.

      The financial statements of TXU Fuel Company as of December 31, 2003 and 2002 and for the years then ended incorporated in this prospectus by reference from our Current Report on Form 8-K dated June 14, 2004, as amended by a Current Report on Form 8-K/A on June 24, 2004, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing therein (which report expresses an unqualified opinion and includes an explanatory paragraph referring to the adoption of Statement of Financial Accounting Standards No. 143), and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

      We have filed a registration statement with the SEC under the Securities Act of 1933 that registers the securities offered by this prospectus. The registration statement, including the attached exhibits, contains additional relevant information about us. The rules and regulations of the SEC allow us to omit some information included in the registration statement from this prospectus.

      In addition, we file annual, quarterly and other reports and other information with the SEC. You may read and copy any document we file at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-732-0330 for further information on the operation of the SEC’s public reference room. Our SEC filings are available on the SEC’s web site at http://www.sec.gov. We also make available free of charge on our website, at http://www.energytransfer.com, all materials that we file electronically with the SEC, including our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, Section 16 reports and amendments to these reports as soon as reasonably practicable after such materials are electronically filed with, or furnished to, the SEC. Additionally, you can obtain information about us through the New York Stock Exchange, 20 Broad Street, New York, New York 10005, on which our common units are listed.

      The SEC allows us to “incorporate by reference” the information we have filed with the SEC. This means that we can disclose important information to you without actually including the specific information in this prospectus by referring you to other documents filed separately with the SEC. These other documents contain important information about us, our financial condition and results of operations. The information incorporated by reference is an important part of this prospectus. Information that we file later with the SEC will automatically update and may replace information in this prospectus and information previously filed with the SEC.

      We incorporate by reference in this prospectus the documents listed below:

•	our annual report on Form 10-K for the year ended August 31, 2004;

•	our definitive proxy statement filed by us under Section 14(a) of the Securities Exchange Act of 1934 on May 18, 2004;

•	our current reports on Form 8-K filed December 17, 2003, February 4, 2004, February 24, 2004, April 5, 2004, June 14, 2004 (as amended on June 23, 2004), June 24, 2004, June 25, 2004, July 2, 2004, July 23, 2004;

•	the description of our common units in our registration statement on Form 8-A (File No. 1-11727) filed pursuant to the Securities Exchange Act of 1934 on May 16, 1996; and

•	all documents filed by us under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 between the date of this prospectus and the termination of the registration statement.

      You may obtain any of the documents incorporated by reference in this prospectus from the SEC through the SEC’s website at the address provided above. You also may request a copy of any document incorporated by reference in this prospectus (including exhibits to those documents specifically incorporated by reference in this document), at no cost, by visiting our internet website at www.energytransfer.com, or by writing or calling us at the following address:

Energy Transfer Partners, L.P.

8801 South Yale Avenue, Suite 310
Tulsa, Oklahoma 74137
Attention: Robert A. Burk
Telephone: (918) 492-7272

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.	Other Expenses of Issuance and Distribution

      Set forth below are the expenses (other than underwriting discounts and commissions) expected to be incurred in connection with the issuance and distribution of the securities registered hereby. With the exception of the Securities and Exchange Commission registration fee, the amounts set forth below are estimates:

Securities and Exchange Commission registration fee	$102,995
Legal fees and expenses	50,000
Accounting fees and expenses	10,000
Printing and engraving expenses	10,000
Miscellaneous	—

Total	$172,995

Item 15.	Indemnification of Directors and Officers

      The partnership agreement of Energy Transfer Partners, L.P. provides that the partnership will indemnify (i) its respective general partner, any departing partner (as defined therein), any person who is or was an affiliate of its respective general partner or any departing partner, (ii) any person who is or was a director, officer, employee, agent or trustee of the partnerships, (iii) any person who is or was an officer, director, employee, agent or trustee of its respective general partner or any departing partner or any affiliate of its respective general partner or any departing partner, or (iv) any person who is or was serving at the request of its respective general partner or any departing partner or any affiliate of its respective general partner or any departing partner as an officer, director, employee, partner, agent, fiduciary or trustee of another person (each, an “Indemnitee”), to the fullest extent permitted by law, from and against any and all losses, claims, damages, liabilities (joint and several), expenses (including, without limitation, legal fees and expenses), judgments, fines, penalties, interest, settlements and other amounts arising from any and all claims, demands, actions, suits or proceedings, whether civil, criminal, administrative or investigative, in which any Indemnitee may be involved, or is threatened to be involved, as a party or otherwise, by reason of its status as any of the foregoing; provided that in each case the Indemnitee acted in good faith and in a manner that such Indemnitee reasonably believed to be in or not opposed to the best interests of each partnership and, with respect to any criminal proceeding, had no reasonable cause to believe its conduct was unlawful. Any indemnification under these provisions will be only out of the assets of each of the partnerships, and the respective general partner shall not be personally liable for, or have any obligation to contribute or loan funds or assets to the partnership to enable it to effectuate, such indemnification. The partnership is authorized to purchase (or to reimburse the general partner or its affiliates for the cost of) insurance against liabilities asserted against and expenses incurred by such persons in connection with the partnership’s activities, regardless of whether the partnership would have the power to indemnify such person against such liabilities under the provisions described above.

Item 16.	Exhibits and Financial Statement Schedules

      (a) Exhibits. The following documents are filed as exhibits to this registration:

Exhibit
Number		Description

3	.1(1)	Agreement of Limited Partnership of Heritage Propane Partners, L.P.

3	.1.1(10)	Amendment No. 1 to Amended and Restated Agreement of Limited Partnership of Heritage Propane Partners, L.P.

Exhibit
Number		Description

3	.1.2(16)	Amendment No. 2 to Amended and Restated Agreement of Limited Partnership of Heritage Propane Partners, L.P.

3	.1.3(19)	Amendment No. 3 to Amended and Restated Agreement of Limited Partnership of Heritage Propane Partners, L.P.

3	.1.4(19)	Amendment No. 4 to Amended and Restated Agreement of Limited Partnership of Heritage Propane Partners, L.P.

3	.1.5(27)	Amendment No. 5 to Amended and Restated Agreement of Limited Partnership of Heritage Propane Partners, L.P.

3	.1.6(27)	Amendment No. 6 to Amended and Restated Agreement of Limited Partnership of Heritage Propane Partners, L.P.

3	.2(1)	Agreement of Limited Partnership of Heritage Operating, L.P.

3	.2.1(12)	Amendment No. 1 to Amended and Restated Agreement of Limited Partnership of Heritage Operating, L.P.

3	.2.2(19)	Amendment No. 2 to Amended and Restated Agreement of Limited Partnership of Heritage Operating, L.P.

3	.2.3(27)	Amendment No. 3 to Amended and Restated Agreement of Limited Partnership of Heritage Operating, L.P.

3	.3(27)	Amended Certificate of Limited Partnership of Energy Transfer Partners, L.P.

3	.4(18)	Amended Certificate of Limited Partnership of Heritage Operating, L.P.

4	.1(20)	Registration Rights Agreement for Limited Partner Interests of Heritage Propane Partners, L.P.

4	.2(27)	Unitholder Rights Agreement dated January 20, 2004 among Heritage Propane Partners, L.P., Heritage Holdings, Inc., TAAP LP and La Grange Energy, L.P.

5	.1*	Opinion of Vinson & Elkins L.L.P. as to the legality of the securities registered hereby.

8	.1*	Opinion of Vinson & Elkins L.L.P. as to tax matters.

10	.2(1)	Form of Note Purchase Agreement (June 25, 1996).

10	.2.1(3)	Amendment of Note Purchase Agreement (June 25, 1996) dated as of July 25, 1996.

10	.2.2(4)	Amendment of Note Purchase Agreement (June 25, 1996) dated as of March 11, 1997.

10	.2.3(6)	Amendment of Note Purchase Agreement (June 25, 1996) dated as of October 15, 1998.

10	.2.4(8)	Second Amendment Agreement dated September 1, 1999 to June 25, 1996 Note Purchase Agreement.

10	.2.5(11)	Third Amendment Agreement dated May 31, 2000 to June 25, 1996 Note Purchase Agreement and November 19, 1997 Note Purchase Agreement.

10	.2.6(10)	Fourth Amendment Agreement dated August 10, 2000 to June 25, 1996 Note Purchase Agreement and November 19, 1997 Note Purchase Agreement.

10	.2.7(13)	Fifth Amendment Agreement dated as of December 28, 2000 to June 25, 1996 Note Purchase Agreement, November 19, 1997 Note Purchase Agreement and August 10, 2000 Note Purchase Agreement.

10	.2.8(27)	Sixth Amendment Agreement dated as of December 28, 2000 to June 25, 1996 Note Purchase Agreement, November 19, 1997 Note Purchase Agreement and August 10, 2000 Note Purchase Agreement.

10	.3(1)	Form of Contribution, Conveyance and Assumption Agreement among Heritage Holdings, Inc., Heritage Propane Partners, L.P. and Heritage Operating, L.P.

10	.6(1)	Restricted Unit Plan.

10	.6.1(4)	Amendment of Restricted Unit Plan dated as of October 17, 1996.

10	.6.2(12)	Amended and Restated Restricted Unit Plan dated as of August 10, 2000.

10	.6.3(18)	Second Amended and Restated Restricted Unit Plan dated as of February 4, 2002.

Exhibit
Number		Description

10	.6.4(30)	2004 Unit Plan.

10	.6.5(32)	Form of Grant Agreement.

10	.16(5)	Note Purchase Agreement dated as of November 19, 1997.

10	.16.1(6)	Amendment dated October 15, 1998 to November 19, 1997 Note Purchase Agreement.

10	.16.2(8)	Second Amendment Agreement dated September 1, 1999 to November 19, 1997 Note Purchase Agreement and June 25, 1996 Note Purchase Agreement.

10	.16.3(9)	Third Amendment Agreement dated May 31, 2000 to November 19, 1997 Note Purchase Agreement and June 25, 1996 Note Purchase Agreement.

10	.16.4(10)	Fourth Amendment Agreement dated August 10, 2000 to November 19, 1997 Note Purchase Agreement and June 25, 1996 Note Purchase Agreement.

10	.16.5(13)	Fifth Amendment Agreement dated as of December 28, 2000 to June 25, 1996 Note Purchase Agreement, November 19, 1997 Note Purchase Agreement and August 10, 2000 Note Purchase Agreement.

10	.16.6(26)	Sixth Amendment Agreement dated as of November 18, 2003 to June 25, 1996 Note Purchase Agreement, November 19, 1997 Note Purchase Agreement and August 10, 2000 Note Purchase Agreement.

10	.17(10)	Contribution Agreement dated June 15, 2000 among U.S. Propane, L.P., Heritage Operating, L.P. and Heritage Propane Partners, L.P.

10	.17.1(10)	Amendment dated August 10, 2000 to June 15, 2000 Contribution Agreement.

10	.18(10)	Subscription Agreement dated June 15, 2000 between Heritage Propane Partners, L.P. and individual investors.

10	.18.1(10)	Amendment dated August 10, 2000 to June 15, 2000 Subscription Agreement.

10	.18.2(16)	Amendment Agreement dated January 3, 2001 to the June 15, 2000 Subscription Agreement.

10	.18.3(17)	Amendment Agreement dated October 5, 2001 to the June 15, 2000 Subscription Agreement.

10	.19(10)	Note Purchase Agreement dated as of August 10, 2000.

10	.19.1(13)	Fifth Amendment Agreement dated as of December 28, 2000 to June 25, 1996 Note Purchase Agreement, November 19, 1997 Note Purchase Agreement and August 10, 2000 Note Purchase Agreement.

10	.19.2(14)	First Supplemental Note Purchase Agreement dated as of May 24, 2001 to the August 10, 2000 Note Purchase Agreement.

10	.19.3(26)	Sixth Amendment Agreement dated as of December 28, 2000 to June 25, 1996 Note Purchase Agreement, November 19, 1997 Note Purchase Agreement and August 10, 2000 Note Purchase Agreement.

10	.20(15)	Stock Purchase Agreement dated as of July 5, 2001 among the shareholders of ProFlame, Inc. and Heritage Holdings, Inc.

10	.21(15)	Stock Purchase Agreement dated as of July 5, 2001 among the shareholders of Coast Liquid Gas, Inc. and Heritage Holdings, Inc.

10	.22(15)	Agreement and Plan of Merger dated as of July 5, 2001 among California Western Gas Company, the Majority Stockholders of California Western Gas Company signatories thereto, Heritage Holdings, Inc. and California Western Merger Corp.

10	.23(15)	Agreement and Plan of Merger dated as of July 5, 2001 among Growth Properties, the Majority Shareholders signatories thereto, Heritage Holdings, Inc. and Growth Properties Merger Corp.

10	.24(15)	Asset Purchase Agreement dated as of July 5, 2001 among L.P.G. Associates, the Shareholders of L.P.G. Associates and Heritage Operating, L.P.

10	.25(15)	Asset Purchase Agreement dated as of July 5, 2001 among WMJB, Inc., the Shareholders of WMJB, Inc. and Heritage Operating, L.P.

Exhibit
Number		Description

10	.25.1(15)	Amendment to Asset Purchase Agreement dated as of July 5, 2001 among WMJB, Inc., the Shareholders of WMJB, Inc. and Heritage Operating, L.P.

10	.26(18)	Assignment, Conveyance and Assumption Agreement between U.S. Propane, L.P. and Heritage Holdings, Inc., as the former General Partner of Heritage Propane Partners, L.P. dated as of February 4, 2002.

10	.27(18)	Assignment, Conveyance and Assumption Agreement between U.S. Propane, L.P. and Heritage Holdings, Inc., as the former General Partner of Heritage Operating, L.P., dated as of February 4, 2002.

10	.28(22)	Assignment for Contribution of Assets in Exchange for Partnership Interest dated December 9, 2002 amount V-1 Oil Co., the shareholders of V-1 Oil Co., Heritage Propane Partners, L.P. and Heritage Operating, L.P.

10	.30(24)	Acquisition Agreement dated November 6, 2003 among the owners of U.S. Propane, L.P. and U.S. Propane, L.L.C. and La Grange Energy, L.P.

10	.31(24)	Contribution Agreement dated November 6, 2003 among La Grange Energy, L.P. and Heritage Propane Partners, L.P. and U.S. Propane, L.P.

10	.31.1(25)	Amendment No. 1 dated December 7, 2003 to Contribution Agreement dated November 6, 2003 among La Grange Energy, L.P. and Heritage Propane Partners, L.P. and U.S. Propane, L.P.

10	.32(24)	Stock Purchase Agreement dated November 6, 2003 among the owners of Heritage Holdings, Inc. and Heritage Propane Partners, L.P.

10	.34(27)	Second Amended and Restated Credit Agreement among La Grange Acquisition, L.P. and Banks dated January 20, 2004.

10	.34.1(28)	First Amendment effective June 1, 2004, to Second Amended and Restated Credit Agreement among La Grange Acquisition, L.P. and Banks dated January 20, 2004.

10	.34.2(28)	Second Amendment effective June 1, 2004, to Second Amended and Restated Credit Agreement among La Grange Acquisition, L.P. and Banks dated January 20, 2004.

10	.34.3(31)	Third Amendment effective August 31, 2004 to Second Amended and Restated Credit Agreement among La Grange Acquisition, L.P. and Banks dated January 20, 2004.

10	.35(28)	Purchase and Sale Agreement between TXU Fuel Company and Energy Transfer Partners, L.P. dated April 25, 2004.

10	.35.1(28)	First Amendment to Purchase and Sale Agreement and Closing Agreement between TXU Fuel Company and Energy Transfer Partners, L.P. dated June 1, 2004.

10	.36(29)	Third Amended and Restated Credit Agreement amount Heritage Operating L.P. and the Banks dated March 31, 2004.

21.1		List of Subsidiaries.

23	.1*	Consent of Vinson & Elkins L.L.P. (included in Exhibits 5.1 and 8.1).

23	.2*	Consent of Grant Thornton LLP.

23	.3*	Consent of Ernst & Young LLP.

23	.4*	Consent of Deloitte & Touche LLP.

24	.1*	Power of Attorney (included on page II-8).

*	Filed herewith.

(1)	Incorporated by reference to the same numbered Exhibit to Registrant’s Registration Statement of Form S-1, File No. 333-04018, filed with the Commission on June 21, 1996.

(2)	Incorporated by reference to Exhibit 10.11 to Registrant’s Registration Statement on Form S-1, File No. 333-04018, filed with the Commission on June 21, 1996.

(3)	Incorporated by reference to the same numbered Exhibit to Registrant’s Form 10-Q for the quarter ended November 30, 1996.

(4)	Incorporated by reference to the same numbered Exhibit to Registrant’s Form 10-Q for the quarter ended February 28, 1997.

(5)	Incorporated by reference to the same numbered Exhibit to Registrant’s Form 10-Q for the quarter ended May 31, 1998.

(6)	Incorporated by reference to the same numbered Exhibit to the Registrant’s Form 10-K for the year ended August 31, 1998.

(7)	Incorporated by reference to the same numbered Exhibit to the Registrant’s Form 10-Q for the quarter ended May 31, 1999.

(8)	Incorporated by reference to the same numbered Exhibit to the Registrant’s Form 10-K for the year ended August 31, 1999.

(9)	Incorporated by reference to the same numbered Exhibit to the Registrant’s Form 10-Q for the quarter ended May 31, 2000.

(10)	Incorporated by reference to the same numbered Exhibit to the Registrant’s Form 8-K dated August 23, 2000.

(11)	File as Exhibit 10.16.3.

(12)	Incorporated by reference to the same numbered Exhibit to the Registrant’s Form 10-K for the year ended August 31, 2000.

(13)	Incorporated by reference to the same numbered Exhibit to the Registrant’s Form 10-Q for the quarter ended February 28, 2001.

(14)	Incorporated by reference to the same numbered Exhibit to the Registrant’s Form 10-Q for the quarter ended May 31, 2001.

(15)	Incorporated by reference to the same numbered Exhibit to the Registrant’s Form 8-K dated August 15, 2001.

(16)	Incorporated by reference to the same numbered Exhibit to the Registrant’s Form 10-K for the year ended August 31, 2001.

(17)	Incorporated by reference to the same numbered Exhibit to the Registrant’s Form 10-Q for the quarter ended November 30, 2001.

(18)	Incorporated by reference to the same numbered Exhibit to the Registrant’s Form 10-Q for the quarter ended February 28, 2002.

(19)	Incorporated by reference to the same numbered Exhibit to the Registrant’s Form 10-Q for the quarter ended May 31, 2002.

(20)	Incorporated by reference to the same numbered Exhibit to the Registrant’s Form 8-K dated February 4, 2002.

(21)	Incorporated by reference to the same numbered Exhibit to the Registrant’s Form 10-K for the year ended August 31, 2002.

(22)	Incorporated by reference to the same numbered Exhibit to the Registrant’s Form 8-K dated January 6, 2003.

(23)	Incorporated by reference to the same numbered Exhibit to the Registrant’s Form 10-Q for the quarter ended November 30, 2002.

(24)	Incorporated by reference to the same numbered Exhibit to the Registrant’s Form 10-Q for the quarter ended May 31, 2003.

(25)	Incorporated by reference to the same numbered Exhibit to Registrant’s Form 10-Q for the quarter ended November 30, 2003).

(26)	Incorporated by reference as the same numbered exhibit to the Registrant’s Form 10-Q for the quarter ended February 29, 2004.

(27)	Incorporated by reference to the same numbered Exhibit to the Registrant’s Form 10-Q for the quarter ended February 29, 2004.

(28)	Incorporated by reference to the same numbered Exhibit to the Registrant’s Form 8-K filed June 14, 2004.

(29)	Incorporated by reference to the same numbered Exhibit to the Registrant’s Form 10-Q for the quarter ended May 31, 2004.

(30)	Incorporated by reference to Annex A of the Registrant’s Schedule 14A Proxy Statement filed May 18, 2004.

(31)	Incorporated by reference to the same numbered Exhibit to the Registrant’s Form 10-K for the year ended August 31, 2004.

(32)	Incorporated by reference to Exhibit 10.1 to Registrant’s Form 8-K filed November 1, 2004.

      (b) Financial Statement Schedules

      No financial statement schedules are included herein. All other schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are not required under the related instructions, are inapplicable, or the information is included in the consolidated financial statements, and have therefore been omitted.

      (c) Reports, Opinions, and Appraisals

      The following reports, opinions, and appraisals are included herein: None.

Item 17.	Undertakings

      I. Each of the undersigned registrants hereby undertakes:

To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(a) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(b) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(c) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

Provided, however, that paragraphs (a) and (b) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

      That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

      II. Each undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      III. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of any registrant pursuant to the provisions described in Item 15 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, each registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Dallas, State of Texas, on the 24th day of November, 2004.

ENERGY TRANSFER PARTNERS, L.P.

By: U.S. Propane, L.P., General Partner

By: U.S. Propane, L.L.C., General Partner

By:	/s/ H. MICHAEL KRIMBILL

Name:	H. Michael Krimbill

Title:	President and Chief Financial Officer

      KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints H. Michael Krimbill and Robert A. Burk, and each of them, his true and lawful attorneys-in-fact and agents, with full power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement and any additional registration statement pursuant to Rule 462(b), and to file the same with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully and to all intents and purposes as they might or could not in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his or her substitute or substitutes may lawfully do or cause to be done by virtue hereof.

      Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities indicated on the 24th day of November, 2004.

Signature	Title

/s/ RAY C. DAVIS Ray C. Davis	Co-Chief Executive Officer and Co-Chairman of the Board of U.S. Propane, L.L.C., General Partner of U.S. Propane, L.P., General Partner of Energy Transfer Partners, L.P. (Principal Executive Officer)

/s/ KELCY L. WARREN Kelcy L. Warren	Co-Chief Executive Officer and Co-Chairman of the Board of U.S. Propane, L.L.C., General Partner of U.S. Propane, L.P., General Partner of Energy Transfer Partners, L.P. (Principal Executive Officer)

Signature	Title

/s/ H. MICHAEL KRIMBILL H. Michael Krimbill	President and Chief Financial Officer of U.S. Propane, L.L.C., General Partner of U.S. Propane, L.P., General Partner of Energy Transfer Partners, L.P. (Principal Financial and Accounting Officer)

/s/ DAVID R. ALBIN David R. Albin	Director of U.S. Propane, L.L.C., General Partner of U.S. Propane, L.P., General Partner of Energy Transfer Partners, L.P.

/s/ BILL W. BYRNE Bill W. Byrne	Director of U.S. Propane, L.L.C., General Partner of U.S. Propane, L.P., General Partner of Energy Transfer Partners, L.P.

Stephen L. Cropper	Director of U.S. Propane, L.L.C., General Partner of U.S. Propane, L.P., General Partner of Energy Transfer Partners, L.P.

/s/ PAUL E. GLASKE Paul E. Glaske	Director of U.S. Propane, L.L.C., General Partner of U.S. Propane, L.P., General Partner of Energy Transfer Partners, L.P.

/s/ KENNETH A. HERSH Kenneth A. Hersh	Director of U.S. Propane, L.L.C., General Partner of U.S. Propane, L.P., General Partner of Energy Transfer Partners, L.P.

J. Charles Sawyer	Director of U.S. Propane, L.L.C., General Partner of U.S. Propane, L.P., General Partner of Energy Transfer Partners, L.P.

K. Rick Turner	Director of U.S. Propane, L.L.C., General Partner of U.S. Propane, L.P., General Partner of Energy Transfer Partners, L.P.

/s/ TED COLLINS, JR. Ted Collins, Jr.	Director of U.S. Propane, L.L.C., General Partner of U.S. Propane, L.P., General Partner of Energy Transfer Partners, L.P.

/s/ JOHN W. MCREYNOLDS John W. McReynolds	Director of U.S. Propane, L.L.C., General Partner of U.S. Propane, L.P., General Partner of Energy Transfer Partners, L.P.